September 27, 2012

VIA HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Attention:	Mara L. Ransom
Assistant Director

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:                               NRG Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 18, 2012
File No. 333-183334

Dear Ms. Ransom:

In response to the request from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated September 26, 2012 to David Crane, President and Chief Executive Officer of NRG, with respect to Amendment No. 1 to NRG’s Registration Statement on Form S-4 (File No. 333-183334) filed with the Commission on September 18, 2012, enclosed please find copies of the complaints requested by the Staff.

Please do not hesitate to contact the undersigned at (609) 524-5171 if you have any questions regarding the enclosed documents or related matters.

NRG ENERGY, INC.

By:	/s/Brian Curci
	Name:	Brian Curci
	Title:	Corporate Secretary and
Assistant General Counsel

cc:	Securities and Exchange Commission
Charles Lee
Catherine T. Brown

Thomas W. Christopher
Gerald T. Nowak, P.C.
Kirkland & Ellis LLP

EFiled: Aug 30 2012 07:02PM EDT Transaction ID 46199670 Case No. 7721-VCN

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE GENON ENERGY, INC.	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	C.A. No. 7721-VCN

VERIFIED CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs Jared Fensin and Patrick Conway (“Plaintiffs”), by their undersigned attorneys, for this Verified Consolidated Amended Class Action Complaint against defendants, allege upon personal knowledge with respect to themselves and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.             This is a class action on behalf of the public shareholders of GenOn Energy, Inc. (“GenOn” or the “Company”) against GenOn and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on July 22, 2012 (the “Proposed Transaction”), pursuant to which GenOn will be acquired by NRG Energy, Inc. (“NRG”), through its wholly-owned subsidiary, Plus Merger Corporation (collectively, “NRG”). Pursuant to the Proposed Transaction, each outstanding share of GenOn common stock will automatically be converted into the right to receive 0.1216 shares of NRG common stock, equivalent to approximately $2.19 per share as of the close of trading on July 20, 2012 in a transaction valued at approximately $1.7 billion in stock. The Proposed Transaction, which is expected to close by the first quarter of 2013, will create the largest competitive energy generator in the United States with an enterprise value of approximately $18 billion.

2.             The Proposed Transaction represents a 20.6% premium to GenOn shares, based on their closing price on July 20, 2012, of $1.82 per share. NRG shareholders will own 71% of the combined company and GenOn shareholders will own 29% after the Proposed Transaction closes.

3.             As described below, both the value to GenOn shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiffs and the other shareholders of the Company. The consideration offered does neither adequately reward GenOn’s shareholders nor justify the Individual Defendants’ (defined below) abandonment of the Company’s carefully conceived corporate growth strategy and they give no explanation why they cannot achieve the goals of their internal growth strategy. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to GenOn’s shareholders and a violation of applicable legal standards governing the Individual Defendants’ conduct.

4.             Compounding the unfairness of the Proposed Transaction is defendants’ attempt to obtain shareholder approval of the Proposed Transaction through materially incomplete and misleading disclosures in the Registration Statement filed on Form S-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (“SEC”) on August 16, 2012. The Form S-4 contained a Preliminary Proxy Statement to be used in order to solicit the approval of GenOn and NRG shareholders.

5.             For these reasons and as set forth in detail herein, Plaintiffs seek to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ breaches of their fiduciary duties of loyalty, good faith, and due care.

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THE PARTIES

6.             Plaintiff Jared Fensin is, and has been continuously throughout all times relevant hereto, the owner of GenOn common stock.

7.             Plaintiff Patrick Conway is, and has been continuously throughout all times relevant hereto, the owner of GenOn common stock.

8.             Defendant GenOn is a Delaware corporation and maintains its principal executive offices at 1000 Main Street, Houston, Texas 77002. The Company, together with its subsidiaries, provides energy, capacity, ancillary, and other energy services to wholesale customers in the energy market in the United States. GenOn’s common stock is traded on the NYSE under the ticker symbol “GEN.”

9.             Defendant E. Spencer Abraham (“Abraham”) has served as a GenOn director since January 2012.

10.           Defendant Terry G. Dallas (“Dallas”) has served as a GenOn director since December 2010. According to the Company’s Annual Proxy Statement filed on Form DEF 14A with the SEC on March 30, 2012 (the “2012 Proxy Statement”), Dallas is a member of the Company’s Audit Committee and the Risk and Finance Oversight Committee.

11.           Defendant Thomas H. Johnson (“Johnson”) has served as a GenOn director since December 2010. According to the 2012 Proxy Statement, Johnson is a member of the Company’s Compensation Committee and the Risk and Finance Oversight Committee.

12.           Defendant Steven L. Miller (“Miller”) has served as a GenOn director since August 2003 and is the Company’s Lead Director. From June 2009 until December 2010, Miller served as the Chairman of the Board. According to the 2012 Proxy Statement, Miller is Chair of the Company’s Nominating and Governance Committee and is a member of the Compensation

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Committee.

13.           Defendant Elizabeth A. Moler (“Moler”) has served as a GenOn director since January 2012.

14.           Defendant Edward R. Muller (“Muller”) has served as a GenOn director since December 2010 and is the Company’s Chairman of the Board, President, and Chief Executive Officer (“CEO”).

15.           Defendant Robert C. Murray (“Murray”) has served as a GenOn director since December 2010. According to the 2012 Proxy Statement, Murray is Chair of the Company’s Audit Committee and is a member of the Nominating and Corporate Governance Committee.

16.           Defendant Laree E. Perez (“Perez”) has served as a GenOn director since April 2002. According to the 2012 Proxy Statement, Perez is a member of the Company’s Audit Committee and the Risk and Finance Oversight Committee.

17.           Defendant Evan J. Silverstein (“Silverstein”) has served as a GenOn director since August 2006. According to the 2012 Proxy Statement, Silverstein is Chair of the Company’s Risk and Finance Oversight Committee and is a member of the Audit Committee.

18.           Defendant William L. Thacker (“Thacker”) has served as a GenOn director since December 2010. According to the 2012 Proxy Statement, Thacker is Chair of the Company’s Compensation Committee and is a member of the Nominating and Corporate Governance Committee.

19.           The defendants identified in paragraphs 8 through 18 are collectively referred to herein as the “Individual Defendants.”

20.           Defendant NRG is a Delaware corporation and maintains its principal executive offices at 211 Carnegie Center, Princeton, New Jersey 08540. NRG, together with its

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subsidiaries, operates as an integrated wholesale power generation and retail electricity company. The company engages in the ownership, development, construction, expansion, modification, refurbishment, and operation of power generation facilities. It is also involved in the trading of energy, capacity, and related products; transacting in and trading of fuel and transportation services; and the supply of electricity, energy services, and cleaner energy products to retail electricity customers in deregulated markets. In addition, NRG operates natural gas-fired, coal-fired, oil-fired, nuclear, solar, and wind power plants.

21.           Defendant Plus Merger Corporation is a Delaware corporation and is a wholly- owned subsidiary of NRG that was created for the sole purpose of effecting the Proposed Transaction.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

22.           By virtue of their positions as directors and/or officers of GenOn, the Individual Defendants are in a fiduciary relationship with Plaintiffs and the other public shareholders of GenOn, and owe Plaintiffs and GenOn’s other public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

23.           Each of the Individual Defendants at all times had the power to control and direct GenOn to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of Plaintiffs and all other GenOn shareholders.

24.           Each of the Individual Defendants owed and owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to Plaintiffs and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

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25.           The Company’s public shareholders are entitled to receive fair and adequate value for their shares through the Proposed Transaction. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to Plaintiffs and the Company’s other public shareholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

26.           Plaintiffs bring this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of themselves and the other public shareholders of GenOn (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

27.           This action is properly maintainable as a class action.

28.           The Class is so numerous that joinder of all members is impracticable. As of August 2, 2012, there were 772,908,115 shares of GenOn common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

29.           Questions of law and fact are common to the Class, including, among others:

a.               Whether Defendants have breached their fiduciary duties owed to Plaintiffs and the other members of the Class; and

b.               Whether Defendants will irreparably harm Plaintiffs and the other members of the Class if defendants’ conduct complained of herein continues.

30.           Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the

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Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

31.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

32.           Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

ADDITIONAL SUBSTANTIVE ALLEGATIONS

I.              Background

33.           The Company, together with its subsidiaries, provides energy, capacity, ancillary, and other energy services to wholesale customers in the energy market in the United States. It also operates as a wholesale generator of electricity, and is involved in asset management and proprietary trading, fuel oil management, and natural gas transportation and storage activities. GenOn generates electricity using coal, natural gas, and oil resources. The Company serves independent system operators (“ISO”), regional transmission organizations (“RTO”), power aggregators, retail providers, electric-cooperative utilities, other power generating companies, and load serving entities.

34.           NRG Energy and GenOn have a history dating back to 2006. Defendant Muller, when he was CEO of the Company’s predecessor, Mirant Corporation (“Mirant”), made a hostile

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bid of $7.9 billion to buy NRG Energy in 2006. NRG rejected the offer stating its CEO, David Crane (“Crane”) had held previous talks with Mirant about NRG Energy acquiring Mirant. Mirant dropped the offer and in December 2010, RRI Energy Inc. (“RRI Energy”) entered into a merger agreement with Mirant and, because of the merger, GenOn was formed.

35.           Upon completion of the merger, Defendant Muller, then CEO of Mirant, became the CEO of GenOn, and five former Board members of Mirant were added to GenOn’s Board of directors. At the time, shareholders in RRI Energy and Mirant were told that the merger would benefit their investment because:

a.             GenOn would gain the advantage of function-by-function cost roll-up savings of $150 million;

b.             GenOn’s balance sheet would be strengthened;

c.             GenOn’s flexibility would be enhanced;

d.             GenOn would experience the benefit of increased scale and geographic diversity in key regions; and

e.             GenOn would be well placed to benefit from improvement in market fundamentals.

36.           To date, the Company has not had the opportunity to fully experience the ongoing synergies and cost savings of the RRI Energy and Mirant merger. To achieve these synergies and cost savings, the Company implemented an internal growth strategy and specific goals for creating long-term shareholder value across a broad range of commodity price environments. This strategy included: i) successfully integrating the companies and achieving annual cost savings targets; ii) leveraging operating and commercial expertise; iii) transacting to reduce variability in realized gross margin; iv) maintaining appropriate liquidity and capital structure;

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and v) investing capital prudently.

37.           The Company’s internal growth strategies appear to be working. To date, GenOn is currently a wholesale generator with approximately 23,700 mega-watts of net electric generating capacity located near metropolitan load centers in the PJM Interconnection, LLC (PJM), Midwest Independent Transmission System Operator (MISO), Northeast and Southeast regions, and California. It also operates integrated asset management and trading operations. Its customers are independent system operators (ISOs), regional transmission organizations (RTOs) and investor-owned utilities. During the year ended December 31, 2011, approximately 42% and 37% of its realized gross margin during 2011 was attributable to its Eastern PJM and Western PJM/MISO operating segments, respectively. During 2011, in addition, approximately 51% of its realized gross margin was attributable to contracted and capacity energy services.

38.           As of December 31, 2011, the Company’s generating capacity was 57% in PJM, 23% in California Independent System Operator (CAISO), 11% in New York Independent System Operator (NYISO) and Independent System Operator-New England (ISO-NE), 8% in the Southeast and 1% in MISO. The net generating capacity of these facilities consists of approximately 39% baseload, 40% intermediate and 21% peaking capacity. The Company has five operating segments: Eastern PJM, Western PJM/MISO, California, Energy Marketing, and Other Operations. The Company provides energy, capacity, ancillary, and other energy services to wholesale customers in energy markets in the United States, including ISOs and RTOs, power aggregators, retail providers, electric-cooperatives, other power generating companies and other load serving entities. Its commercial operations consist of dispatching electricity, hedging the price of electricity, selling capacity, procuring and managing fuel, and providing logistical support for the operation of its facilities, as well as its trading operations. It

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sells capacity either bilaterally or through periodic auction processes in each ISO and RTO market in which it participates. Its capacity sales occur through the PJM RPM and ISO-NE FCM auctions, but also in CAISO, MISO, NYISO, and other markets where it enters into agreements with counterparties.

39.           The Company owns or leases eight generating facilities in the Eastern PJM segment with total net generating capacity of 6,341 mega-watts. Its Eastern PJM generating facilities include Chalk Point, Dickerson, Gilbert, Glen Gardner, Morgantown, Potomac River, Sayreville and Werner. It has three fly ash facilities in Maryland: Faulkner, Westland, and Brandywine.

40.           The Company owns or leases 23 generating facilities in the Western PJM/MISO segment with total net generating capacity of 7,483 mega-watts. Its Western PJM/MISO generating facilities include Aurora, Avon Lake, Blossburg, Brunot Island, Cheswick, Conemaugh, Elrama, Hamilton, Hunterstown, Hunterstown CCGT, Keystone, Mountain, New Castle, Niles, Orrtanna, Portland, Seward, Shawnee, Shawville, Shelby, Titus, Tolna and Warren.

41.           The Company owns seven generating facilities in California with total net generating capacity of 5,391 mega-watts. In addition, its Marsh Landing project is included in the California segment. GenOn’s California generating facilities include Contra Costa, Coolwater, Ellwood, Etiwanda, Mandalay, Ormond Beach, and Pittsburg.

42.           In the markets in which the Company operates, it supports its operations with fuel oil management and natural gas transportation and storage activities, as well as by engaging in trading when its identifies opportunities. These activities include the purchase and sale of electricity, fuel, and emissions allowances, sometimes through financial derivatives. It engages

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in fuel oil management activities. It engages in natural gas transportation and storage activities to optimize its physical natural gas and storage positions and manage the physical gas requirements for a portion of its assets. During 2011, fuel oil management and natural gas transportation and storage activities together comprised less than 5% of its realized gross margin.

43.           The Company’s Other Operations segment is consisted of its generating facilities located in Florida, Massachusetts, Mississippi, New York, and Texas with total net generating capacity of 4,482 mega-watts. Its Other Operations generating facilities include Bowline, Canal, Choctaw, Indian River, Kendall, Martha’s Vineyard, Osceola, Sabine, and Vandolah.

44.           On May 10, 2012 the Company reported its financial results for the first quarter of 2012 that exceeded analyst projections and represented substantial increases over 2011 figures. Specifically, GenOn reported total revenues of $721 million, which beat consensus estimates of $699.2 million by 7.74%.

45.           The Company is poised for continued growth that will create long-term shareholder value. Rather than permitting the Company’s shares to trade freely and allowing its shareholders to reap the benefits of the Company’s future prospects, Defendants abandoned their deliberately conceived internal growth strategies for a short-term profit.

II.            The Proposed Transaction

46.           Despite the Company’s recently positive financial performance and growth prospects, on July 22, 2012, the Company issued a press release announcing that it had entered into the Merger Agreement with NRG pursuant to which GenOn’s public shareholders will receive 0.1216 shares of NRG stock for each share of GenOn common stock they own.  Based on NRG’s closing price on July 20, 2012 of $18.05, GenOn’s shareholders would receive the equivalent of approximately $2.19 for each share of GenOn they own.  The press release further

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stated that Individual Defendant Muller will join NRG’s board of directors as Vice Chairman. In all, four members of the Board will join NRG’s board.   In addition, several GenOn senior executives will transition to NRG.

47.           The joint press release issued on July 22, 2012 announcing the Proposed Transaction stated in relevant part:

PRINCETON, N.J. & HOUSTON—(BUSINESS WIRE)—Jul. 22, 2012— NRG Energy, Inc. (NYSE: NRG) and GenOn Energy, Inc. (NYSE: GEN) today announced they have signed a definitive agreement to combine the two companies in a stock-for-stock tax-free transaction, creating the largest competitive generator in the United States with a diverse fleet of approximately 47,000 megawatts (MW) with asset concentrations in the East, Gulf Coast and West and a combined enterprise value of $18 billion.

“This combination ushers in a new era of scale, scope, and market and fuel diversification in the competitive power industry,” said NRG President and CEO David Crane, who will continue his present positions with the combined company. “The greater depth and breadth gained through the combination with GenOn will put NRG in a uniquely strong position to fulfill the needs of American energy consumers in the 21st century.”

The transaction will enhance annual combined company EBITDA by $200 million by 2014 by realizing cost and operational efficiency synergies.   In addition, the transaction will enable the combined company to reduce its interest and liquidity costs, and realize other balance sheet efficiencies, in aggregate, of $100 million per year. As a result, total recurring FCF benefits generated by this transaction will be approximately $300 million per year.

“This combination will deliver immediate value to the shareholders of both companies who will benefit from the combined company’s merger synergies, balance sheet efficiencies, increased scale and additional geographic diversity,” said GenOn Chairman and CEO, Edward R. Muller, who will join the NRG Board of Directors as Vice Chairman. “NRG and GenOn are a great fit geographically and operationally and we look forward to working together to capture efficiencies from the scale associated with the transaction to deliver enhanced value to our investors.”

Strategic & Financial Benefits

•              Diversification and scale

The combined company, which will retain the name NRG Energy, will become the largest competitive power generation company in America with

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approximately 47,000 MW of fossil fuel, nuclear, solar and wind capacity across the merit order, situated almost entirely in the three premier competitive energy markets in the U.S. The combined fleet generates more than 104 terawatt-hours (TWh) of electricity annually.

•              Expected Synergies

Transaction benefits will result in at least $200 million per year in incremental EBITDA and, combined with $100 million of balance sheet efficiencies, will result in at least $300 million of additional FCF by 2014, the first full year of combined operations. The $200 million per year breaks down into $175 million per year in cost synergies, principally resulting from reduced G&A expenses, and $25 million per year of operational efficiency synergies under NRG’s FORNRG program. In addition, as a result of interest savings and reduced liquidity and collateral requirements, the combined company will realize an additional $100 million in reduced interest expense and collateral benefits. The transaction costs and total cash “cost to achieve” the synergies and other cash flow benefits will primarily be incurred during 2013 and are estimated at approximately $200 million.

•              Immediately and substantially accretive

The transaction will be immediately accretive on an EBITDA basis and substantially accretive in 2014, the first full year of operation, to both EBITDA and FCF before growth investments.

•              Enables expanded wholesale-retail model

An expanded core generation fleet will enable the combined company to duplicate in multiple core markets (principally in the East) NRG’s successful integrated wholesale-retail business model in ERCOT—the best business model across the price cycle, in an industry that is subject to commodity price volatility.

•              Dividend

This transaction will reinforce the ability to pay the 9 cents per share quarterly dividend (36 cents per share on an annual basis) previously announced by NRG for the benefit of both companies’ shareholders.

•              Balance sheet and credit metric enhancing

Balance sheets efficiencies will permit the combined company to reduce indebtedness by at least $1 billion and enhancements to corporate EBITDA and funds from operations (FFO) significantly improve key credit metrics, including:

	2014 NRG	2014 NRG Pro Forma
Corporate Debt/Corporate EBITDA	4.6x	4.1x
Corporate FFO/Corporate Debt	13.9%	16.4%

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(1)           NRG metrics are based on midpoint of guidance and pro forma metrics reflects impact of transaction benefits.

•              Cleaner energy

The combined company will continue the work of NRG and GenOn in reducing emissions from their existing conventional fleets.  NRG and GenOn combined have invested over $3 billion since 2000 to reduce emissions. This investment has helped NRG reduce SO2 emissions by 56% and NOx emissions by 64% below 2000 levels and GenOn reduce SO2 emissions by 90% and NOx emissions by 78% below 1990 levels.

In addition, the combined company will continue to grow NRG’s industry-leading portfolio of solar generating facilities, its eVgo electric vehicle charging network and its other clean energy products and services.  In addition, all previously announced plant retirements and deactivations will be completed on schedule.

Financial Terms

GenOn shareholders will receive 0.1216 of a share of NRG common stock in exchange for each GenOn share of common stock.  Based on NRG’s and GenOn’s closing share prices on July 20, the transaction represents a 20.6% premium to GenOn’s shareholders.

Following completion of the transaction, NRG shareholders will own 71% of the combined company and GenOn shareholders will own 29%. Financial Summary.

NRG is also announcing preliminary forward pro forma financial guidance for the combined company for 2013 and 2014. This includes:

	2013	2014
Adjusted EBITDA	$2,535-$2,753 million	$2,630-$2,830
Free Cash	$825-$1,025 million	$845-$1,045

The above pro forma financial guidance includes updated guidance for GenOn as follows:

•        2013 adjusted EBITDA guidance raised from $669 million to $687 million

•        2014 adjusted EBITDA guidance provided of $730 million

Additionally, GenOn announced today that it is raising its full year guidance for 2012 adjusted EBITDA from $446 to $467 million.

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Board Structure, Management and Headquarters

After closing, the Board of Directors will have 16 members with 12 members from the NRG Board and four joining from the GenOn Board. Howard Cosgrove will remain Chairman of the NRG Board and GenOn Chairman and CEO Edward R. Muller will join the NRG Board as Vice Chairman.

In addition to David Crane continuing to serve as Director, President and CEO, Kirk Andrews will remain as Chief Financial Officer and Mauricio Gutierrez will serve as Chief Operating Officer of the combined company. Anne Cleary of GenOn will become the Chief Integration Officer of NRG at closing.

John Ragan and Lee Davis, both currently of NRG, will act as Regional Presidents of the Gulf Coast and East regions, respectively, and John Chillemi of GenOn will become Regional President of the West region, at which time Tom Doyle will focus his efforts as President of NRG Solar.

The combined company will be dual headquartered, with financial and commercial headquarters in Princeton and operational headquarters in Houston.

Update to NRG Results

NRG is also pre-announcing preliminary results for its second quarter 2012. For NRG alone, adjusted EBITDA will be approximately $530 million for the second quarter of 2012 and approximately $830 million in the first half of 2012. NRG also is reaffirming 2012 guidance of $1,825-$2,000 million of adjusted EBITDA and $800-$1,000 million of FCF before growth investment.

Approvals and Time to Close

NRG and GenOn expect to close the merger by the first quarter of 2013.  The transaction is subject to customary closing conditions and regulatory approvals, including approval by shareholders of both companies, the Federal Energy Regulatory Commission (FERC), the New York Public Service Commission and the Public Utility Commission of Texas. The companies will also submit notice of the merger to the California Public Utilities Commission and the U.S. Nuclear Regulatory Commission as well as pre-merger notification to the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Act. Due to the complementary nature of the two generation portfolios, the merger is not expected to result in any market power issues.

NRG’s financial advisors were Credit Suisse and Morgan Stanley and J.P. Morgan acted as GenOn’s financial advisor.

48.             After the Proposed Transaction, the combined company will be the largest power generator in the United States, worth $18 billion, and with about 47,000 megawatts of power

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plants, in regions near the East and West Coasts and the Gulf Coast.

III.          The Proposed Consideration Is Grossly Inadequate And Materially Undervalues The Company

49.           The consideration to be paid to the Company’s shareholders for their interest in GenOn is inadequate and materially undervalues the Company.  While the Company claims that the offer price represents a premium of approximately 20% based on GenOn’s closing price of $1.78 on July 20, 2012, in fact, the offer price is $1.82, or 45%, less than the 52-week high of GenOn’s common stock of $4.10 on July 25, 2011.  Moreover, shares of NRG Energy stock have surged by 8% since the announcement of the Proposed Transaction, despite the Dow Jones Industrial Average falling by more than a percent over the same period.   GenOn shares have closed above the current offer price as recently as May 9, 2012.

50.           As discussed below, the proposed consideration is grossly inadequate, as demonstrated by GenOn’s and NRG’s financial advisors’ flawed analyses, as well as analyst valuation estimates.

A.            The Financial Advisors’ Flawed Financial Analyses Demonstrate That The Proposed Transaction Consideration is Inadequate

51.           The Registration Statement reveals both the flaws in the process used by GenOn’s financial advisor to assess the fairness of the transaction to GenOn’s shareholders and the inadequacy of the Merger consideration.  Such flaws are also evidenced by NRG’s own advisors’ valuation of GenOn stock that rendered valuations higher than the implied merger consideration.

52.           For example, the Discounted Cash Flow (“DCF”) analysis performed by J.P. Morgan Securities LLC (“J.P. Morgan”), GenOn’s financial advisor, which was provided to the GenOn Board, was flawed because it contained only limited assumptions underlying management projections in that GenOn only provided NRG with ERCOT power prices and NRG

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only provided GenOn with PJM West prices.  These projections are limited and deficient as they do not contain other relevant regional power prices.

53.           Moreover, J.P. Morgan’s DCF analysis shows that the implied per share equity value based on the GenOn Base Case DCF analysis is in the range of $2.95 to $4.00 per share—significantly higher than the implied merger consideration of $2.20 per share (based on NRG’s closing price on July 19, 2012).

54.          The inadequacy of the Proposed Transaction consideration is further demonstrated by the fact that the implied merger consideration of $2.20 per share is at the low end of analyst target prices of $1.40 to $4.25 per share in J.P. Morgan’s Analyst Stock Price Analysis.  Moreover, the process of making a comparison to analyst projections is flawed because the merger consideration should reflect the fair value, without minority discount, whereas the analyst target prices are for the market price, which reflects a minority discount.

55.           NRG’s financial advisors in the Proposed Transactions, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Morgan Stanley & Co. LLC (“Morgan Stanley”), likewise valued GenOn stock higher than the proposed consideration.  For example, the implied merger consideration of $2.20 is on the low end of analyst research reports of $1.40-$4.25 which both Credit Suisse and Morgan Stanley relied on in their analysis.

56.           The $2.20 per share merger consideration is also lower than three out of the four implied per share price ranges estimated for GenOn in Morgan Stanley’s Selected Public Companies Analyses.   This analysis indicated approximate implied equity value per share reference ranges for GenOn common stock based on calendar year 2013 estimated adjusted EBITDA of $2.35 to $3.63 (utilizing street consensus estimates) and $2.60 to $3.95 (utilizing management projections) and based on calendar year 2014 estimated adjusted EBITDA of $1.94

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to $3.13  (utilizing street consensus estimates) and $3.12 to $4.59 (utilizing management projections).

57.           Similarly, the implied merger consideration of $2.20 per share was lower than even the minimum of the range of implied per share equity values based on the discounted cash flow analysis in five out of the six scenarios considered by Credit Suisse.  This analysis indicated the approximate implied equity value per share reference ranges for GenOn based on the case 1 projections of $3.86 to $5.08 (without synergies), $6.03 to $7.53 (with NRG management-allocated synergies), and $4.65 to $5.96 (with ownership-allocated synergies); and based on the Case 2 projections of $1.34 to $2.17 (without synergies), $3.78 to $4.90 (with NRG management-allocated synergies), and $2.35 to $3.29 (with ownership-allocated synergies), as compared to the $2.20 implied price per share.

58.           In addition, the merger exchange ratio of 0.1216x (implied merger consideration of $2.20) is lower than the reference exchange ratio of 0.1267x to 0.1294x (reference equity value per share of $2.29 to $2.34) used in Credit Suisse’s financial analysis of premiums paid in selected all-stock transactions. The implied merger consideration of $2.20 is also lower than the implied equity value of $2.24 to $2.43 suggested by Morgan Stanley in its premiums analysis

B.            Analyst Valuation Estimates Demonstrate The Inadequacy Of The Merger Consideration

59.           In addition to GenOn and NRG’s own financial advisors’ analyses, which demonstrate that the proposed merger consideration is inadequate, numerous analysts have valued the Company much higher than the proposed consideration,

60.           For example, the Macquarie Group increased its price target for GenOn by 50 cents to $3.00 per share, far higher than the consideration offered by NRG.  Similarly, Mark Barnett of Morningstar was also unimpressed with the proposed consideration and terms of the

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Proposed Transaction, stating:

Despite the market-based premium NRG offered, we think the exchange ratio undervalues GenOn by roughly 14%.  Based on our $4.50 per share fair value estimate for GenOn and our $31 per share fair value estimate for NRG Energy, we think GenOn shareholders should own about one third of the merged company, not 21%. We plan to cut our fair value estimate for GenOn to reflect a high probability of the deal closing within the next 9-12 months. For NRG, we believe the deal is value-accretive, and we plan to raise our fair value estimate to $33 per share from $31 per share.

In addition, the companies’ shareholders will split the $200 million of pretax operating synergies and $100 million in interest cost savings that NRG management has projected. We estimate this could add about $1 per share of value for current NRG shareholders and $0.10 per share of value for current GenOn shareholders. Management’s $200 million target seems achievable at 8% of combined recurring operating expenses based on our 2012 forecasts for each company. Management estimates one-time costs to NRG to close the merger of $155 million. The company has committed to retiring roughly $1 billion in debt after deal close, specifically including a $690 million GenOn term loan due in 2017.

Strategically, we think the deal represents NRG’s quest to add conventional generation in the Mid-Atlantic region to support its fast-growing Reliant retail operations in that region. NRG has shown some of the benefits from pairing its retail and wholesale generation fleet in its core Texas region, and we think NRG management is aiming to extend that strategy to newly profitable retail markets in the Mid-Atlantic region, where the bulk of GenOn’s fleet is located. In addition, the acquisition gives NRG considerably more upside to a rebound in power prices.

61.           The Proposed Transaction does not even provide a protective collar that could serve as a hedge against a declining bidder stock price should NRG’s stock price decline.

62.           Moreover, in an ominous development, on July 24, 2012, Fitch Ratings put the Issuer Default Ratings (“IDR”) of NRG, GenOn, and two of GenOn’s subsidiaries on Rating Watch Negative based on the Proposed Transaction. According to Reuters:

The Rating Watch Negative for NRG reflects the uncertainty surrounding its capital structure and leverage due to the quantum of put that may be exercised by GenOn’s senior unsecured lenders following change of control. GenOn had $690 million of amortizing term loan outstanding at the end of March 2012, which becomes mandatorily payable on the consummation of the transaction.  In

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addition, the $2.5 billion of unsecured notes at GenOn have a put at 101% of par on change of control but it is uncertain how many note holders will exercise the put. As of March 31, 2012, the combined pro forma liquidity was $2.8 billion, which includes $1.9 billion of cash and cash equivalents and reflects $1 billion of projected debt pay down and elimination of $788 million credit facility at GenOn. NRG has also taken a $1.6 billion bridge loan to fund the put. A full exercise of the put exposes NRG to significantly higher parent leverage and material reduction in liquidity in addition to execution risk and transaction costs to replace the bridge loan.

In Fitch’s view, NRG’s post-merger consolidated credit profile through 2015 is moderately weaker than its standalone credit metrics. GenOn’s financial profile weakens in 2015 with the loss of above market hedges and lower capacity payments and the projected $1 billion in debt reduction (excluding the put) and $300 million of forecasted synergies and interest cost savings for the combined entity provide only a partial offset. Fitch anticipates NRG’s funds from operations (FFO)-to-debt to be in the 11%-13% range and Debt/adjusted EBITDA to be approximately 5.25x or higher by 2015, which remain shy of Fitch’s guideline metrics of 15% FFO to debt and 5.0x Debt/adjusted EBITDA for a high-risk ‘B+’ rated issuer. These credit metrics do not include the three large solar projects that NRG is pursuing with a conditional loan guarantee from the Department of Energy (DOE), i.e. the Ivanpah, Agua Caliente, and California Valley Solar Ranch projects. Fitch has deconsolidated these projects in its rating analysis.

Fitch notes the restrictive payment basket under NRG’s 2017 unsecured notes is significantly enhanced as the company issues equity to close the transaction. This will accord management tremendous flexibility to engage in greater shareholder actions beyond the levels it was permitted to in the past. Fitch believes the transaction does improve NRG’s overall business risk profile as GenOn’s generation portfolio lends geographic diversity, size and scale benefits to NRG’s fleet. GenOn’s northeast and western generation assets can provide physical backup to NRG’s retail aspirations in these markets, thereby lowering costs to compete.

The Rating Watch Negative for GenOn primarily reflects the significant deterioration in GenOn’s standalone credit metrics as a result of the sharp secular fall and anticipated tepid recovery in natural gas prices. A merger with a stronger rated entity, $690 million of assured debt reduction and part benefit of synergy and interest cost savings alone seem inadequate to fully arrest the downward rating pressure for the company. The extent of incremental leverage reduction via the exercise of the put will be a key determinant for Fitch to assess if GenOn’s financial metrics have stabilized relative to Fitch’s guideline metrics for a high risk ‘B’ issuer. GenOn’s outstanding debt will not be guaranteed by NRG.

Fitch expects to resolve the Rating Watch for NRG and GenOn and its subsidiaries upon the consummation of the transaction. The key rating triggers are

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the extent to which the put is exercised by GenOn’s unsecured debt holders, resulting leverage and available liquidity at each of the entities, and future capital allocation goals.  In addition, Fitch will continue to monitor the commodity environment such as changes in natural gas prices and heat rates, which have a material bearing on the profitability and cash flows of the combined entity. Trends in environment regulation are also a key ratings driver given the still high coal exposure of the combined portfolio.

63.           Thus, under the Proposed Transaction, GenOn’s shareholders are being asked to assume a significant amount of additional risk for the primary benefit of NRG at a time when natural gas prices have depressed the Company’s stock price, all in exchange for receiving a paltry premium.

64.           In essence, NRG Energy has swooped in on GenOn at the most opportune time to get a bargain basement price. GenOn has not yet had the opportunity to take advantage of the synergies and cost savings of the merger of Mirant Corporation and RRI Energy before agreeing to the Proposed Transaction offer price. Instead of seeking to obtain fair value for GenOn shares, the Individual Defendants have decided to cash in at the worst possible time for GenOn’s shareholders.

65.           The Proposed Transaction represents a windfall for NRG Energy.  On hearing the news, Barclays Equity Research analysts raised their price target for NRG Energy shares by $3.00 per share to $22.00 per share, citing cost savings, an improved credit profile, and broader geographic reach.

66.           Crane, CEO of NRG Energy, could barely hide his glee regarding the Proposed Transaction telling analysts, “This is going to be a free cash flow-generating machine.” Crane went on to say that NRG Energy plans to pay down $1 billion in debt while also meeting a planned dividend and undertaking share buybacks. In other words, NRG Energy will be able to pick GenOn clean.

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67.           Furthermore, the addition of GenOn’s markets to NRG Energy’s portfolio will allow NRG Energy to continue its strategy of increasing business by expanding into new markets. NRG Energy will be able to accomplish this without paying a single cash dollar.

IV.                                The Board Conducted A Flawed Process That Allowed Conflicted Defendant Mullin To Dominate The Process And Failed To Reasonably Inform Itself Of The Company’s True Market Value

68.           The Board breached its fiduciary duties by allowing defendant Muller and his conflicted management team to run and dominate negotiations with NRG, during which he negotiated for himself and senior management, post deal employment, without little, if any meaningful oversight and merely rubber-stamped Muller’s decisions and actions. The Board also failed to perform any pre-deal market check and agreed to the terms of the Proposed Transaction without shopping the Company or insisting upon on any post agreement check or go-shop.

69.           On April 13, 2012, Muller contacted Crane, NRG’s President and CEO, to indicate GenOn’s interest in exploring a business combination between the companies. The two decided to meet in May to begin preliminary discussions. Muller belatedly disclosed his conversations with Crane to the full GenOn Board on May 9, 2012, almost a month following his first discussions with Crane.

70.           On May 15, 2012, Crane, along with two other executives from NRG met with Muller and members of his senior management to further discuss a business combination. The next day, on May 16, 2012, the GenOn Board had a special meeting where Muller updated them on their previous day’s meeting with NRG. During that meeting, Muller outlined NRG’s requirements for any merger including governance matters, the need for a confidentiality agreement with NRG and its criteria for evaluating a transaction with GenOn.

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71.           The Board merely rubberstamped the process Muller and Holden outlined and, the following week, GenOn and NRG signed a mutual confidentiality agreement. Muller and his conflicted management team then continued to run negotiations with NRG regarding a transaction without any meaningful Board oversight, including scheduling a diligence phase and other details over the following weeks.

72.           On June 8, 2012, more than two months after Muller began discussions with NRG regarding a transaction, GenOn retained, Muller’s favored advisor, J.P. Morgan, to serve as its financial advisor for the Proposed Transaction. The Board does not appear to have considered retaining any other financial advisors in connection with the Proposed Transaction. Nor does the Board appear to have vetted J.P. Morgan’s potential conflicts prior to retaining it as the Company’s advisor. J.P. Morgan, in fact, is conflicted as a result of its prior relationship with RRI Energy and ongoing relationship with GenOn. Specifically, when defendant Muller previously served as CEO of RRI Energy in 2010, J.P. Morgan provided services to RRI Energy pursuant to a Credit Agreement and a Company Rights Agreement, both of which are still operative today.

73.           On June 26, 2012, Muller and defendant Miller, the Company’s Lead Director, met with Crane and other senior executives of NRG to discuss the composition of a combined company’s board of directors, including a role for Muller as vice chairman of the combined company, even though the material terms of a merger agreement had not yet been finalized. It is not clear yet whether Miller will be one of the Board members who will serve on the combined board. The next day, NRG sent an initial draft of the merger agreement to GenOn and over the next few weeks, both companies and their legal advisors engaged in negotiations over the merger agreement.

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74.           On July 11, 2012, NRG discussed the composition of the board with Miller and they determined that there would be 16 directors on the combined company’s board, with four coming from GenOn’s Board. They also agreed that Muller would be Vice Chairman of the Board and that the other GenOn directors who would join the combined board would be determined later.

75.           Though negotiations regarding the structure of the combined company’s board of directors and Muller’s employment had been underway since April 2012, the first discussion between NRG and GenOn about the actual pricing for any combination occurred over three months later, on July 13, 2012. That day Crane reached out to Muller to discuss the potential range for the exchange ratio, and possible methodologies upon which the ratio would be based.

76.           Just five days after discussions on pricing occurred, on July 18, 2012 Crane and Muller agreed on an exchange ratio of 0.1216. The same day Miller again discussed with NRG’s senior executives the structure of a combined company’s board of directors. The GenOn board met just two days on July 20, 2012 after the exchange ratio had been set by Muller and Crane and, again, rubberstamped Mullen’s decision and actions, voting unanimously to approve the Proposed Transaction.

77.           While Muller had negotiated for himself a seat on the board of directors of the combined company as Vice Chairman, as well as positions for three other directors from GenOn’s Board, the Board before voting unanimously in favor of the Proposed Transaction, never engaged in negotiations on either pricing or the deal protection provisions in the Merger Agreement before approving it. That was all left to Muller, who apparently, according to the Registration Statement never discussed or pushed for a particular price with the Board other than that agreed to with Crane at NRG two days before. The Board simply accepted that the

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exchange ratio would be based on what Muller and NRG had decided two days before, apparently undertaking no other due diligence.

78.           Further compounding the unfairness of the Proposed Transaction is the fact that Individual Defendant Muller has locked up a position on NRG’s Board for himself and three of his colleagues on GenOn’s Board. Thus, Individual Defendant Muller and three other of the Individual Defendants will receive valuable consideration from the Proposed Transaction not available to Plaintiffs and the Class. The Individual Defendants breached their fiduciary duty of loyalty by placing their own financial interests ahead of those of the Company’s public shareholders.

79.           The Proposed Transaction will deny Plaintiffs and the Class their right to share proportionately and equitably in the true value of the Company’s business, as well as its future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

V.            The Individual Defendants’ Self Dealing

80.           Instead of negotiating a transaction that benefitted the best interests of the Company’s shareholders, the Individual Defendants have acted in their self-interest by negotiating and approving the Proposed Transaction.

81.           After the close of the merger, Defendant Muller will become vice chairman of NRG Energy’s Board of directors. In addition, several members of GenOn’s senior management team are expected to transition to NRG Energy following the close of the merger. The Company has not yet disclosed the employment agreements and new compensation packages for Muller or the other members of GenOn’s senior management who will make the transition to NRG Energy.

82.              In addition, pursuant to their respective employment agreements Defendant Muller and the senior management of GenOn stand to benefit substantially by the change in

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control the Proposed Transaction will represent on closing. The following chart details the total approximate amounts to be paid to Defendant Muller, the Company’s Chief Financial Officer J. William Holden III, Chief Compliance Officer Michael L. Jines, and Chief Commercial Officer

Robert Gaudette:

Name	Multiple of Salary	Multiple of STI Award	STI Award	Welfare Benefits Coverage	Additional Benefits	Equity Based Awards	Total Pre-Tax Benefit
Muller	$3,405,000	$4,732,950	$1,974,900	$83,801	$790,882	$3,301,498	$14,289,031
Holden	$1,635,000	$1,226,250	$408,750	$60,837	$3,287,096	$484,870	$7,102,803
Jines	$1,365,000	$887,250	$295,750	$60,921	$35,000	$345,146	$2,989,067
Gaudette	$712,600	$391,930	$195,965	$26,808	$35,000	$211,326	$3,469,748

83.           These payments are particularly egregious when considered in tandem with the fact that Defendant Muller and the rest of GenOn’s senior management are essentially abandoning the plan that they embarked on with GenOn’s shareholders a mere two years ago. Plaintiffs and the Class are left with undervalued consideration of the Proposed Transaction, while Defendant Muller will make off with more than $14 million in compensation.

84.           In addition, the Merger Agreement entered into by GenOn and NRG Energy on July 20, 2012 contains provisions relating to the indemnification of the Company’s directors and officers. Pursuant to the Merger Agreement, NRG Energy has agreed to indemnify the Individual Defendants for six years for acts or omissions occurring at or prior to the effective time of the merger agreement.

85.           Because of all of these facts, the Proposed Transaction is unfair to Plaintiffs and the other members of the Class and represents an effort by the Individual Defendants to bolster and improve their own financial positions and interest of Company insiders to the detriment of the Company’s shareholders.

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VI.           The Preclusive Deal Protection Devices

86.           Moreover, to the detriment of the Plaintiffs and the other members of the Class, the terms of the Merger Agreement substantially favor NRG and are calculated to unreasonably dissuade potential suitors from making competing offers.

87.           For example, the Individual Defendants agreed to a standstill provision in the Merger Agreement terminating all discussions with prospective offerors for the Company. Section 6.4(c) of the Merger Agreement states:

(c) Immediately following the execution of this Agreement, the Company shall . . . (i) immediately cease and terminate any and all solicitations, discussions or negotiations existing as of the date of this Agreement between the Company . . . and any Third Party . . . in connection with or in response to, or that would be reasonably likely to lead to, a Company Acquisition Proposal,(1) and (ii) request that each such Third Party . . . promptly return or destroy all confidential information theretofore furnished thereto by or on behalf of the Company . . . (and destroy all analyses and other materials prepared by or on behalf of such Third Party that contain, reflect or analyze such information). If the Company becomes aware of any material breach by a Third Party . . . of any standstill provision to which such Third Party is subject pursuant to any agreement with the Company . . . the Company shall take all necessary actions to enforce such standstill provision.

(1) “Company Acquisition Proposal” is defined in Section 1.1 of the Merger Agreement as “other than the Merger and the other transactions contemplated by this Agreement, any offer, inquiry, proposal or indication of interest, as the case may be, whether or not in writing, by any Third Party relating to a Company Acquisition Transaction.” Section 1.1 of the Merger Agreement defines “Company Acquisition Transaction” as “(i) a transaction or series of transactions (including any sale, merger, consolidation, recapitalization, reorganization, dividend, distribution, joint venture, share exchange or other business combination or similar transaction) involving the direct or indirect issuance or acquisition of 20% or more of the outstanding Shares or other equity securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party, together with all Affiliates thereof, becoming the beneficial owner of 20% or more of the outstanding Shares or other equity securities of the Company, (iii) the acquisition or purchase (including any asset sale, merger, consolidation, recapitalization, reorganization, joint venture or other business combination or similar transaction) by any Third Party, or any other disposition by the Company or any of its Subsidiaries, of assets (including equity securities of any Subsidiary of the Company) or businesses representing 20% or more of the consolidated assets (as determined on a fair market basis), net revenues or net income of the Company and its Subsidiaries, taken as a whole or (iv) any combination of the foregoing.”

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88.           The “No Solicitation” provision in Section 6.4(a) of the Merger Agreement essentially prohibits the Individual Defendants from considering any subsequent proposals unless the failure to do so would breach their fiduciary duties. Section 6.4(a) of the Merger Agreement provides:

(a) Until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, the Company . . . shall not . . . directly or indirectly: (i) solicit, initiate, seek or knowingly encourage or facilitate the making, submission or announcement of any inquiry, discussion, request, offer or proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to, or afford access to the properties, books and records of the Company or any of its Subsidiaries to, any Third Party, in connection with or in response to, or that would be reasonably likely to lead to, a Company Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with any Third Party with respect to, or that would be reasonably likely to lead to, any Company Acquisition Proposal, or (iv) adopt or approve, or enter into any letter of intent, agreement in principle, memorandum of understanding, term sheet, merger agreement, acquisition agreement, option agreement or any other agreement (other than an Acceptable Confidentiality Agreement) or instrument providing for or relating to, any Company Acquisition Proposal; provided, however, that this Section 6.4(a) shall not prohibit (A) the Company, or the Board of Directors of the Company, directly or indirectly . . . prior to obtaining the Company Stockholder Approval, from taking any of the actions described in clauses (ii) or (iii) above in response to a bona fide written Company Acquisition Proposal received by the Company . . . from a Third Party after the execution and delivery of this Agreement which did not result from or arise in connection with a breach of this Section 6.4 that is not withdrawn if (but only if): (1) the Board of Directors of the Company determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably expected to result in a Company Superior Offer, (2) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action with respect to such Company Acquisition Proposal would be reasonably likely to be inconsistent with the exercise by the Board of Directors of its fiduciary duties under applicable Law, (3) the Company gives to [NRG] the notice (which notice must state that the Company’s Board of Directors’ has made the determinations contemplated by the foregoing clauses (1) and (2)), required by Section 6.4(b), (4) the Company furnishes any non-public information and/or provides access to such Third Party . . . only after such Third Party enters into an Acceptable Confidentiality Agreement with the Company and only pursuant thereto; (B) the Company from waiving any standstill or similar provisions in any Acceptable Confidentiality

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Agreement entered into after the date of this Agreement in order to permit the counterparty thereto to make a Company Acquisition Proposal; or (C) the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules may have under any other provision of this Agreement.

89.           Section 6.4(b) of the Merger Agreement requires the Company to keep NRG apprised of the details of any inquiry or discussion with a third party regarding a Company Acquisition Proposal, as well as an actual Company Acquisition Proposal. This discourages third parties from making competing offers, because they know NRG will learn the details thereof. Section 6.4(b) of the Merger Agreement states:

(b) From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, the Company shall promptly (and in any event within twenty-four (24) hours) notify [NRG] orally and in writing of its receipt of (i) any Company Acquisition Proposal (whether written, oral or otherwise), (ii) any inquiry or request for information regarding the Company . . . or for access to the properties, books and records of the Company . . . in each case, in connection with or in response to a Company Acquisition Proposal, or (iii) any discussions or negotiations sought to be entered into or continued with the Company . . . with any Third Party . . . in connection with or in response to a Company Acquisition Proposal. Any such notice pursuant to the foregoing sentence shall include (A) the identity of the Third Party making or submitting such Company Acquisition Proposal or request, (B) if it is in writing, a copy such Company Acquisition Proposal and any related draft agreements, and (C) if oral, a reasonably detailed summary of any material communications relating to, and the material terms and conditions of, such Company Acquisition Proposal or request. The Company shall keep [NRG] reasonably informed on a prompt basis with respect to any change (and in no event later than twenty-four (24) hours following any such change) to any of the financial terms or any other material term or condition of any such Company Acquisition Proposal, including providing the information and documents set forth in clauses (A) through (C) of the foregoing sentence with respect to any material change thereto. The Company shall promptly provide to [NRG] any non-public information regarding the Company . . . and promptly provide access to the properties, books and records of the Company . . . provided to any such Third Party which was not previously provided to [NRG]. The Company shall not enter into any agreement (or amend or modify any existing agreement) with any Third Party which would prevent the Company . . . from complying with this Section 6.4.

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90.           Section 6.4(d) of the Merger Agreement contains a general prohibition against the Individual Defendants backing out of the Proposed Transaction, stating:

(d) Except as otherwise provided in Section 6.4(e) or Section 6.4(f), neither the Company nor the Board of Directors of the Company or any committee thereof shall (i) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the Company Recommendation in a manner adverse to [NRG], including by failing to include the Company Recommendation in the Joint Proxy Statement, or (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal (any action described in this Section 6.4(d), a “Company Change of Recommendation”).

91.           Under Section 6.4(e) of the Merger Agreement, the Individual Defendants cannot withdraw their recommendation in favor of the Proposed Transaction or terminate the Merger Agreement unless the Company receives a superior offer, the failure of which to accept would constitute a breach of their fiduciary duties, notice is provided to NRG, and it is given a chance to negotiate changes to the terms of the Merger Agreement. Section 6.4(e) of the Merger Agreement states:

(e) Notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company may, at any time prior to receipt of the Company Stockholder Approval, effect a Company Change of Recommendation in connection with or relating to a Company Acquisition Proposal (provided that, for the avoidance of doubt, such actions will nonetheless constitute a Company Change of Recommendation) or terminate this Agreement pursuant to Section 8.1(j), if (but only if):

(i) a bona fide written Company Acquisition Proposal is received by the Company . . . from a Third Party after the execution and delivery of this Agreement which did not result from, arise in connection with a breach of this Section 6.4 and such Company Acquisition Proposal is not withdrawn;

(ii) the Board of Directors of the Company determines in good faith after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Offer;

(iii) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to effect a Company

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Change of Recommendation or terminate this Agreement pursuant to Section 8.1(j) with respect to such Company Superior Offer would be reasonably likely to be inconsistent with the exercise of the Board of Directors’ fiduciary duties under applicable Law;

(iv) the Company provides [NRG] at least four Business Days’ prior written notice stating that the Company will effect a Company Change of Recommendation pursuant to this Section 6.4(e) or terminate this Agreement pursuant to Section 8.1(j) after the expiration of such four Business Day period and providing the information described in clauses (A) through (C) of Section 6.4(b) with respect to such Company Superior Offer (mutatis mutandis); provided, however, that any change to the financial terms or any other material change to the terms and conditions of any such Company Superior Offer shall require a new written notice to be delivered by the Company to [NRG] and the Company shall be required to comply again with the requirements of this Section 6.4(e) (provided, that references to the four Business Day period above shall be deemed to refer to a three Business Day period in connection with the delivery of any such new notice); and

(v) at the end of such four Business Day period described in clause (iv) (or three Business Day period, as applicable), the Board of Directors of the Company again determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, and taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by [NRG], that the Company Acquisition Proposal continues to constitute a Company Superior Offer and that the failure to effect a Company Change of Recommendation, or terminate this Agreement pursuant to Section 8.1(j), with respect to such Company Superior Offer would be reasonably likely to be inconsistent with the exercise of the Board of Directors’ fiduciary duties under applicable Law.

92.           Further locking up control of the Company in favor of NRG are Sections 8.1(j) and 8.3(a) of the Merger Agreement, regarding termination fees, which require the Company to pay a termination fee of $60 million to NRG if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. The termination fee provisions are unreasonable under the circumstances because of their substantiality.

93.           By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful

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competing offers for the Company.

VII.                            The Materially Misleading Registration Statement

94.           On August 16, 2012, Defendants filed the Registration Statement with the SEC and disseminated it to the Company’s public shareholders in an attempt to convince shareholders to cast their votes in favor of the Proposed Transaction at a special meeting of stockholders, at a date to be determined. The Registration Statement, however, fails to disclose material information regarding the Proposed Transaction that is essential to GenOn’s public shareholders’ ability to make a fully-informed decision on whether to vote their shares in support of the Proposed Transaction. Furthermore, as discussed above (Section III, supra) the Registration Statement demonstrates the gross inadequacy of the merger consideration.

95.           The Registration Statement fails to fully and accurately disclose material facts critical to the total mix of information available to the Company’s shareholders concerning the financial fairness of the Proposed Transaction. Specifically, the Registration Statement fails to disclose the projected free cash flows for any of the financial forecasts for GenOn or NRG. In addition, as discussed further below, the Registration Statement fails to disclose material information concerning the financial analyses underlying the fairness opinions rendered by GenOn’s financial advisor, J.P. Morgan and NRG’s financial advisors, Credit Suisse Securities and Morgan Stanley.

A.                                    Discounted Cash Flow Analysis

96.           J.P. Morgan uses a different set of forecasts than those used by NRG’s advisors, Credit Suisse and Morgan Stanley. NRG’s advisors, Credit Suisse and Morgan Stanley, used the “adjusted” forecasts for NRG whereas GenOn and J.P. Morgan used the higher “unadjusted” forecasts. Thus, Registration Statement must provide an explanation as to why different sets of forecasts were used by the financial advisors for NRG and GenOn.

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97.           In addition, with respect to J.P. Morgan’s DCF analysis, the Registration Statement fails to disclose why J.P Morgan: (a) used “capacity payments” in connection with its DCF Analysis of GenOn when neither Credit Suisse or Morgan Stanley considered such an input; (b) used different terminal year figures than Credit Suisse and Morgan Stanley; (c) in performing a DCF to estimate the present value for NRG of project lifecycle cash flows to equity that the solar business unit is projected to generate for the next 32 years, the justification for the absence of a terminal value for Solar, and the projections or financial forecasts for Solar considered in connection with this analysis; and (d) used different rages of discount rates and terminal multiples for NRG’s generation, retail, and solar operations in its DCF Analysis of NRG, as well as the assumptions (and bases) for the different discount rates used for NRG’s generation, retail, and solar operations.

98.           In addition, the merger consideration paid to GenOn shareholders should reflect the fair value of the Company (without any minority discount). Therefore, the per share equity value of GenOn computed from the DCF analysis should have been compared by J.P. Morgan with the implied merger price based on NRG’s traded price. J.P. Morgan however, used the estimated DCF per share equity value for NRG (instead of the market price) in conjunction with the estimated DCF value for GenOn to compute the implied exchange ratio. Such analysis underestimates the implied exchange ratio, and thus, makes the resulting merger consideration appear more favorable to GenOn’s shareholders than it really is. Credit Suisse and Morgan Stanley used similar analyses.

99.           The Registration Statement fails to disclose why the estimated DCF per share equity value for NRG was used. The disclosure of an explanation for this methodology is required because in a stock deal the GenOn shareholders will get only a minority position in the

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merged company, i.e. the traded market price of the stock (not the DCF fair value). Disclosure should be made concerning the basis for employing this methodology. Finally, the Registration Statement also failed to disclose the bases or methodology employed by J.P Morgan, Credit Suisse and Morgan Stanley for the calculation of the discount rates used in their DCF analyses.

B.                                    Selected Transactions Analysis and Selected Companies Analysis

100.         While the Registration Statement disclosed the Precedent Transactions Analyses performed by J.P. Morgan, Credit Suisse and Morgan Stanley, it failed to disclose the multiples for each of the precedent transactions.

101.         Moreover, the Registration Statement also failed to disclose the relative comparability of these transactions to the merger, thereby making it difficult for shareholders to assign relative weights to the multiples. In addition, the Precedent Transactions Analyses are flawed and unreliable because some of the transactions considered are six to seven years old.

102.         In their Selected Companies Analyses, Credit Suisse and Morgan Stanley only used forward-looking EV/EBITDA multiples as opposed to using historical multiples (e.g. EV/LTM EBITDA) which are the more commonly used multiples. Credit Suisse did, however, use historical EV/LTM EBITDA multiples when analyzing the precedent transactions. In addition, Credit Suisse and Morgan Stanley improperly used NRG and GenOn in deriving the range of multiples used to assess valuation of NRG and GenOn. It is improper, and extremely unorthodox, absent explanation, to include the companies being valued in the range of multiples used to value the same companies. Furthermore, the Registration Statement failed to provide the bases for the “selected ranges” and “representative ranges” of multiples applied to value GenOn and NRG.

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C.                                    Other Material Financial Disclosure Omissions

103.         The Registration Statement reflects that “NRG management adjusted the NRG management case [financial forecasts] in the following primary areas to create the NRG adjusted management case: (a) to assume that NRG would retain its 51% ownership in Agua Caliente and sell-down only 24.5% of its interest in the CVSR project; (b) to reduce NRG’s Mass and C&I load growth assumptions in markets NRG provides retail services; and (c) to include NRG management’s fundamental view of results for the terminal year which assume markets reach an equilibrium whereby the cost of entry for new generating plants would be achieved, referred to as case 1, and market views for the terminal year based on the May 22, 2012 forward curve, referred to as case 2... “ The Registration Statement is materially misleading, however, in that it fails to disclose the reasons that NRG deemed it necessary to make these downward adjustments, and whether such adjustments were made with an eye toward skewing the implied ranges for NRG.

104.         NRG’s terminal-year assumption that “markets reach an equilibrium whereby the cost of entry for new generating plants would be achieved” is nebulous. The Registration Statement must disclose and explain in detail the resulting equilibrium market prices, including a discussion of the method and assumptions used to arrive at this market equilibrium

105.         The Registration Statement only provides a range of analyst target prices rather than the individual target prices themselves. These individual target prices need to be disclosed to make it possible for the shareholders to properly assess these analyses.

D.                                    Disclosures Concerning The Flawed Process

106.         The Registration Statement fails to disclose why the Board determined that it was appropriate to agree to the Merger Agreement with SCBT without conducting any kind of market check, including soliciting indications of interest from potential strategic buyers or a post-signing

35

go-shop to evaluate potential superior offers for the Company. Such information is material to discern whether the Board took any steps to obtain fair value for GenOn shares.

107.         The Registration Statement also touts the Proposed Transaction as having been deemed the “most realistic business combination” for the Board to consider.  That statement suggests that the Board may have considered other transactions, including the prospect of remaining a standing alone entity.  The Registration Statement, however, fails to disclose what other transactions or alternatives the Board considered, if any, and the process concerning any such consideration. This information is particularly material under the circumstances considering the fact that neither the Company nor its advisors undertook any kind of market check to determine GenOn’s value as an acquisition candidate.

108.         The Registration Statement provides that “[o]n July 18, 2012, Mr. Crane and Mr. Muller had further discussions about the exchange ratio and agreed that they would seek the approval of their respective boards of directors based on an exchange ratio of 0.1216.” The Registration Statement is materially misleading in that it fails to disclose how this exchange ratio was determined.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

109.         Plaintiffs repeat and reallege the preceding allegations as if fully set forth herein.

110.         As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of GenOn’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance GenOn’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist

36

between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of GenOn’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain a fair value on any sale of GenOn; and (f) disclose all material information to the Company’s shareholders.

111.         The Individual Defendants have breached their fiduciary duties to Plaintiffs and the other members of the Class.

112.         As alleged herein, Defendants have initiated a process to sell GenOn that undervalues the Company. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of GenOn at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of GenOn’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

113.         As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiffs and the other members of the Class, and will further a process that inhibits the provision of fair and adequate value to the Company’s shareholders.

114.         Plaintiffs and the other members of the Class have no adequate remedy at law.

COUNT II

(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)

115.         Plaintiffs repeat and reallege the preceding allegations as if fully set forth herein.

116.         The Individual Defendants have caused materially misleading and incomplete

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information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

117.         The Registration Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

118.         The materially misleading omissions and disclosures by Defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of Defendants’ failure to provide full and fair disclosure, Plaintiffs and the other members of the Class will be stripped of their ability to make an informed decision on the Proposed Transaction, and thus are damaged thereby.

119.         Plaintiffs and the members of the class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties against GenOn and NRG)

120.         Plaintiffs repeat and reallege the preceding allegations as if fully set forth herein.

121.         Defendants GenOn and NRG knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, GenOn provided, and NRG obtained, sensitive non-public information concerning GenOn’s operations and thus had unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

122.         As a result of this conduct, Plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair

38

price for their GenOn shares.

123.         Plaintiffs and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for judgment and relief as follows:

A.            Ordering that this action may be maintained as a class action and certifying Plaintiffs as the Class representative and Plaintiffs’ counsel as Class counsel;

B.            Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.            Directing Defendants to disclose all materially information in the final Proxy Statement;

D.            In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiffs and the Class;

E.             Directing Defendants to account to Plaintiffs and the Class for their damages sustained because of the wrongs complained of herein;

F.             Awarding Plaintiffs the costs of this action, including reasonable allowance for Plaintiffs’ attorneys’ and experts’ fees; and

G.            Granting such other and further relief as this Court may deem just and proper.

Dated: August 30, 2012	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801 (302) 295-5310

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FARUQI & FARUQI, LLP

	By:	/s/ James P. McEvilly, III
James P. McEvilly, III (# 4807)
20 Montchanin Road, Suite 145
Wilmington, DE 19807 (302) 482-3182

Co-Liaison Counsel for Plaintiffs

OF COUNSEL:	COOCH AND TAYLOR, P.A.
Blake A. Bennett (#5133)
FARUQI & FARUQI, LLP	Gregory F. Fischer (#5269)
Juan E. Monteverde	The Brandywine Building
Shane Rowley	1000 West Street, 10th Floor
369 Lexington Avenue, 10th Floor	Wilmington, DE 19801
New York, NY 10017	(302) 984-3800
(212) 983-9330
Member of Plaintiffs’ Executive Committee
LEVI & KORSINSKY, LLP
Shannon L. Hopkins
Allen Schwartz
30 Broad Street, 24th Floor
New York, NY 10004 (212) 363-7500

FEDERMAN & SHERWOOD
William B. Federman
Sara E. Collier
10205 North Pennsylvania Avenue
Oklahoma City, OK 73008
(405) 235-1560

Co-Lead Counsel for Plaintiffs

STULL, STULL & BRODY
Jules Brody
Mark Levine
6 East 45th Street
New York, NY 10017 (212) 687-7230

Member of Plaintiffs’ Executive Committee

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EFiled: Aug 23 2012 2:28PM EDT Transaction ID 46065662 Case No. 7721-VCN

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JARED FENSIN, individually and on behalf of all others similarly situated,	C.A. No. 7721-VCN

Plaintiff,

vs.

SPENCER ABRAHAM, TERRY G. DALLAS, THOMAS H. JOHNSON, STEVEN L. MILLER, ELIZABETH A. MOLER, EDWARD R. MULLER, ROBERT C. MURRAY, LAREE E. PEREZ, EVAN J. SILVERSTEIN, WILLIAM L. THACKER, GENON ENERGY INC., NRG ENERGY, INC., and PLUS MERGER CORPORATION,

Defendants.

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiff, Jared Fensin (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff that are alleged upon personal knowledge:

NATURE OF THE ACTION

1.             This is a verified amended shareholder class action complaint on behalf of the holders of the common stock of GenOn Energy Inc. (“GenOn” or the “Company”) against certain officers and directors of GenOn, and other persons and entities (collectively, “Defendants”) involved in a proposed transaction through which the Company will be acquired by NRG Energy, Inc. (“NRG Energy”) through its wholly owned subsidiary (the “Proposed Transaction”). The Proposed Transaction consists of a stock-for-stock transaction in which GenOn shareholders will receive 0.1216 of NRG Energy common stock in exchange for each share of GenOn common stock they own (the “Proposed Transaction”). The Proposed

Transaction will create the largest competitive energy generator in the United States with an enterprise value of approximately $18 billion.

2.             As described below, both the value to GenOn shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other shareholders of the Company. The consideration offered does not reward shareholders nor justify the Individual Defendants’ (defined below) abandonment of the Company’s carefully conceived corporate growth strategy and they give no explanation why they cannot achieve the goals of their internal growth strategy. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to GenOn’s shareholders and a violation of applicable legal standards governing the Individual Defendants’ conduct.

3.             Moreover, as set forth below in more detail, the Proxy Statement (defined below) in connection with Proposed Transaction omits material facts necessary for GenOn shareholders to make an informed decision on whether or not to vote to approve the transaction.

4.             For these reasons and as set forth in detail herein, Plaintiff seek to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, and due care.

PARTIES

5.             Plaintiff currently holds shares of common stock of GenOn and has held such shares since prior to the wrongs complained of herein.

6.             Defendant Spencer Abraham (“Abraham”) has been a member of the Company’s Board since January 2012.

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7.             Defendant Terry G. Dallas (“Dallas”) has been a member of the Company’s Board since December 2010.

8.             Defendant Thomas H. Johnson (“Johnson”) has been a member of the Company’s Board since December 2010.

9.             Defendant Steven L. Miller (“Miller”) is the Company’s Lead Director and has been member of the Company’s Board since August 2003.

10.           Defendant Elizabeth A. Moler (“Moler”) has been a member of the Company’s Board since January 2012.

11.           Defendant Edward R. Muller (“Muller”) is the Company’s Chairman, President, and Chief Executive Officer (“CEO”). He has been a member of the Company’s Board since he assumed the aforementioned positions in December 2010.

12.           Defendant Robert C. Murray (“Murray”) has been a member of the Company’s Board since December 2010.

13.           Defendant Laree E. Perez (“Perez”) has been a member of the Company’s Board since April 2002.

14.           Defendant Evan J. Silverstein (“Silverstein”) has been a member of the Company’s Board since August 2006.

15.           Defendant William L. Thacker (“Thacker”) has been a member of the Company’s Board since December 2010.

16.           Defendant GenOn is a Delaware corporation with its headquarters located in Houston, Texas. GenOn is one of the largest competitive generators of wholesale electricity in the United States with a portfolio of approximately 22,000 megawatts.

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17.           Defendant NRG Energy is a Delaware corporation with its headquarters located in Princeton, New Jersey. NRG Energy is also one of the largest competitive generators of wholesale electricity in the United States with a portfolio of approximately 25,000 megawatts.

18.           Defendant Plus Merger Corporation (the “Merger Sub”) is a wholly owned subsidiary of NRG Energy that was created for the sole purpose of effectuating the Proposed Transaction. The Merger Sub will cease to exist once the Proposed Transaction has closed.

19.           Defendants Abraham, Dallas, Johnson, Miller, Moler, Muller, Murray, Perez, Silverstein, and Thacker are referred to herein as the “Individual Defendants” and/or the “Board.” The Individual Defendants, GenOn, NRG Energy, and Plus Merger Corporation are collectively referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

20.           By reason of the Individual Defendants’ positions with the Company as officers and directors, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of GenOn and owe Plaintiff and the other members of the Class (as defined herein) the duties of good faith, fair dealing, and loyalty.

21.           By virtue of their positions as directors and officers of GenOn, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause GenOn to engage in the practices complained of herein.

22.           Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably necessary to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material

4

information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of the corporation may not take any action that:

a.             Adversely affects the value provided to the corporation’s shareholders;

b.             Contractually prohibits them from complying with or carrying out their fiduciary duties;

c.             Discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

d.             Will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

23.           Plaintiff alleges herein that the Individual Defendants, separately and in concert, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other shareholders of GenOn, including their duties of loyalty and good faith.

CLASS ACTION ALLEGATIONS

24.           Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the shareholders of GenOn common stock (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants or who acted as an advisor to any Defendant.

25.           This action is properly maintainable as a class action.

26.           The Class is so numerous that joinder of all members is impracticable. As of July 24, 2012, GenOn had 772.87 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

27.           There are common questions of law and fact including, among others:

5

a.             Whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class including their duty of candor;

b.             Whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of GenOn shareholders in violation of their fiduciary duties;

c.             Whether the Individual Defendants are acting in furtherance of their own self interest to the detriment of the Class; and

d.             Whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

28.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the others members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

29.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

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30.           Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

I.              Background

31.           NRG Energy and GenOn have a history dating back to 2006. Defendant Muller, when he was CEO of the Company’s predecessor, Mirant Corporation (“Mirant”), made a hostile bid of $7.9 billion to buy NRG Energy in 2006. NRG rejected the offer stating its CEO, David Crane (“Crane”) had held previous talks with Mirant about NRG Energy acquiring Mirant. Mirant dropped the offer and in December 2010, RRI Energy entered into a merger agreement with Mirant and, because of the merger, GenOn was formed.

32.           Upon completion of the merger, Defendant Muller, then CEO of Mirant, became the CEO of GenOn, and five former Board members of Mirant were added to GenOn’s Board of directors. At the time, shareholders in RRI Energy and Mirant were told that the merger would benefit their investment because:

a.             GenOn would gain the advantage of function-by-function cost roll-up savings of $150 million;

b.             GenOn’s balance sheet would be strengthened;

c.             GenOn’s flexibility would be enhanced;

d.             GenOn would experience the benefit of increased scale and geographic diversity in key regions; and

e.             GenOn would be well placed to benefit from improvement in market fundamentals.

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33.           To date, the Company has not had the opportunity to fully experience the ongoing synergies and cost savings of the RRI Energy and Mirant merger. To achieve these synergies and cost savings, the Company had implemented an internal growth strategy and specific goals for creating long-term shareholder value across a broad range of commodity price environments. This strategy included: i) successfully integrating the companies and achieving annual cost savings targets; ii) leveraging operating and commercial expertise; iii) transacting to reduce variability in realized gross margin; iv) maintaining appropriate liquidity and capital structure; and v) investing capital prudently.

34.           The Company’s internal growth strategies appear to be working. To date, GenOn is currently a wholesale generator with approximately 23,700 mega-watts of net electric generating capacity located near metropolitan load centers in the PJM Interconnection, LLC (PJM), Midwest Independent Transmission System Operator (MISO), Northeast and Southeast regions, and California. It also operates integrated asset management and trading operations. Its customers are independent system operators (ISOs), regional transmission organizations (RTOs) and investor-owned utilities. During the year ended December 31, 2011, approximately 42% and 37% of its realized gross margin during 2011 was attributable to its Eastern PJM and Western PJM/MISO operating segments, respectively. During 2011, in addition, approximately 51% of its realized gross margin was attributable to contracted and capacity energy services.

35.           As of December 31, 2011, the Company’s generating capacity was 57% in PJM, 23% in California Independent System Operator (CAISO), 11% in New York Independent System Operator (NYISO) and Independent System Operator-New England (ISO-NE), 8% in the Southeast and 1% in MISO. The net generating capacity of these facilities consists of approximately 39% baseload, 40% intermediate and 21% peaking capacity. The Company has

8

five operating segments: Eastern PJM, Western PJM/MISO, California, Energy Marketing, and Other Operations. The Company provides energy, capacity, ancillary, and other energy services to wholesale customers in energy markets in the United States, including ISOs and RTOs, power aggregators, retail providers, electric-cooperatives, other power generating companies and other load serving entities. Its commercial operations consist of dispatching electricity, hedging the price of electricity, selling capacity, procuring and managing fuel, and providing logistical support for the operation of its facilities, as well as its trading operations. It sells capacity either bilaterally or through periodic auction processes in each ISO and RTO market in which it participates. Its capacity sales occur through the PJM RPM and ISO-NE FCM auctions, but also in CAISO, MISO, NYISO, and other markets where it enters into agreements with counterparties.

36.           The Company owns or leases eight generating facilities in the Eastern PJM segment with total net generating capacity of 6,341 mega-watts. Its Eastern PJM generating facilities include Chalk Point, Dickerson, Gilbert, Glen Gardner, Morgantown, Potomac River, Sayreville and Werner. It has three fly ash facilities in Maryland: Faulkner, Westland, and Brandywine.

37.           The Company owns or leases 23 generating facilities in the Western PJM/MISO segment with total net generating capacity of 7,483 mega-watts. Its Western PJM/MISO generating facilities include Aurora, Avon Lake, Blossburg, Brunot Island, Cheswick, Conemaugh, Elrama, Hamilton, Hunterstown, Hunterstown CCGT, Keystone, Mountain, New Castle, Niles, Orrtanna, Portland, Seward, Shawnee, Shawville, Shelby, Titus, Tolna and Warren.

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38.           The Company owns seven generating facilities in California with total net generating capacity of 5,391 mega-watts. In addition, its Marsh Landing project is included in the California segment.  GenOn’s California generating facilities include Contra Costa, Coolwater, Ellwood, Etiwanda, Mandalay, Ormond Beach, and Pittsburg.

39.           In the markets in which the Company operates, it supports its operations with fuel oil management and natural gas transportation and storage activities, as well as by engaging in trading when its identifies opportunities. These activities include the purchase and sale of electricity, fuel, and emissions allowances, sometimes through financial derivatives. It engages in fuel oil management activities. It engages in natural gas transportation and storage activities to optimize its physical natural gas and storage positions and manage the physical gas requirements for a portion of its assets. During 2011, fuel oil management and natural gas transportation and storage activities together comprised less than 5% of its realized gross margin.

40.           The Company’s Other Operations segment is consisted of its generating facilities located in Florida, Massachusetts, Mississippi, New York, and Texas with total net generating capacity of 4,482 mega-watts. Its Other Operations generating facilities include Bowline, Canal, Choctaw, Indian River, Kendall, Martha’s Vineyard, Osceola, Sabine, and Vandolah.

41.           Indeed, on May 10, 2012 the Company reported its financial results for the first quarter of 2012 that exceeded analyst projections and represented substantial increases over 2011 figures. Specifically, GenOn reported total revenues of $721 million, which beat consensus estimates of $699.2 million by 7.74%.

42.           Clearly, the Company is poised for continued growth that will create long-term shareholder value.  Rather than permitting the Company’s shares to trade freely and allowing its

10

shareholders to reap the benefits of the Company’s future prospects, Defendants abandoned their deliberately conceived internal growth strategies for a short-term profit.

II.            The Proposed Transaction

43.           On July 22, 2012, GenOn and NRG Energy issued a joint press release announcing the Proposed Transaction. The announcement stated that shareholders of GenOn would be receiving 0.1216 of a share of NRG Energy common stock in exchange for each GenOn share of common stock, valuing the proposed consideration at approximately $2.19 per GenOn share.

44.           The Proposed Transaction is worth about $4.2 billion, including net debt, and ranks as one of the largest sales of a power producer in history. The Proposed Transaction is expected to close by the first quarter of 2013.

45.           The joint press release issued on July 22, 2012 announcing the Proposed Transaction stated in relevant part:

PRINCETON, N.J. & HOUSTON—(BUSINESS WIRE)—Jul. 22, 2012— NRG Energy, Inc. (NYSE: NRG) and GenOn Energy, Inc. (NYSE: GEN) today announced they have signed a definitive agreement to combine the two companies in a stock-for-stock tax-free transaction, creating the largest competitive generator in the United States with a diverse fleet of approximately 47,000 megawatts (MW) with asset concentrations in the East, Gulf Coast and West and a combined enterprise value of $18 billion.

“This combination ushers in a new era of scale, scope, and market and fuel diversification in the competitive power industry,” said NRG President and CEO David Crane, who will continue his present positions with the combined company. “The greater depth and breadth gained through the combination with GenOn will put NRG in a uniquely strong position to fulfill the needs of American energy consumers in the 21st century.”

The transaction will enhance annual combined company EBITDA by $200 million by 2014 by realizing cost and operational efficiency synergies. In addition, the transaction will enable the combined company to reduce its interest and liquidity costs, and realize other balance sheet efficiencies, in aggregate, of $100 million per year. As a result, total recurring FCF benefits generated by this transaction will be approximately $300 million per year.

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“This combination will deliver immediate value to the shareholders of both companies who will benefit from the combined company’s merger synergies, balance sheet efficiencies, increased scale and additional geographic diversity,” said GenOn Chairman and CEO, Edward R. Muller, who will join the NRG Board of Directors as Vice Chairman. “NRG and GenOn are a great fit geographically and operationally and we look forward to working together to capture efficiencies from the scale associated with the transaction to deliver enhanced value to our investors.”

Strategic & Financial Benefits

•              Diversification and scale

The combined company, which will retain the name NRG Energy, will become the largest competitive power generation company in America with approximately 47,000 MW of fossil fuel, nuclear, solar and wind capacity across the merit order, situated almost entirely in the three premier competitive energy markets in the U.S. The combined fleet generates more than 104 terawatt-hours (TWh) of electricity annually.

•              Expected Synergies

Transaction benefits will result in at least $200 million per year in incremental EBITDA and, combined with $100 million of balance sheet efficiencies, will result in at least $300 million of additional FCF by 2014, the first full year of combined operations. The $200 million per year breaks down into $175 million per year in cost synergies, principally resulting from reduced G&A expenses, and $25 million per year of operational efficiency synergies under NRG’s FORNRG program. In addition, as a result of interest savings and reduced liquidity and collateral requirements, the combined company will realize an additional $100 million in reduced interest expense and collateral benefits. The transaction costs and total cash “cost to achieve” the synergies and other cash flow benefits will primarily be incurred during 2013 and are estimated at approximately $200 million.

•              Immediately and substantially accretive

The transaction will be immediately accretive on an EBITDA basis and substantially accretive in 2014, the first full year of operation, to both EBITDA and FCF before growth investments.

•              Enables expanded wholesale-retail model

An expanded core generation fleet will enable the combined company to duplicate in multiple core markets (principally in the East) NRG’s successful integrated

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wholesale-retail business model in ERCOT—the best business model across the price cycle, in an industry that is subject to commodity price volatility.

•              Dividend

This transaction will reinforce the ability to pay the 9 cents per share quarterly dividend (36 cents per share on an annual basis) previously announced by NRG for the benefit of both companies’ shareholders.

•              Balance sheet and credit metric enhancing

Balance sheets efficiencies will permit the combined company to reduce indebtedness by at least $1 billion and enhancements to corporate EBITDA and funds from operations (FFO) significantly improve key credit metrics, including:

	2014 NRG	2014 NRG Pro Forma
Corporate Debt/Corporate EBITDA	4.6x	4.1x
Corporate FFO/Corporate Debt	13.9%	16.4%

(1) NRG metrics are based on midpoint of guidance and pro forma metrics reflects impact of transaction benefits.

•              Cleaner energy

The combined company will continue the work of NRG and GenOn in reducing emissions from their existing conventional fleets. NRG and GenOn combined have invested over $3 billion since 2000 to reduce emissions. This investment has helped NRG reduce SO2 emissions by 56% and NOx emissions by 64% below 2000 levels and GenOn reduce SO2 emissions by 90% and NOx emissions by 78% below 1990 levels.

In addition, the combined company will continue to grow NRG’s industry-leading portfolio of solar generating facilities, its eVgo electric vehicle charging network and its other clean energy products and services. In addition, all previously announced plant retirements and deactivations will be completed on schedule.

Financial Terms

GenOn shareholders will receive 0.1216 of a share of NRG common stock in exchange for each GenOn share of common stock. Based on NRG’s and GenOn’s closing share prices on July 20, the transaction represents a 20.6% premium to GenOn’s shareholders.

Following completion of the transaction, NRG shareholders will own 71% of the combined company and GenOn shareholders will own 29%. Financial Summary.

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NRG is also announcing preliminary forward pro forma financial guidance for the combined company for 2013 and 2014. This includes:

	2013	2014
Adjusted EBITDA	$2,535-$2,753 million	$2,630-$2,830
Free Cash	$825-$1,025 million	$845-$1,045

The above pro forma financial guidance includes updated guidance for GenOn as follows:

•              2013 adjusted EBITDA guidance raised from $669 million to $687 million

•              2014 adjusted EBITDA guidance provided of $730 million

Additionally, GenOn announced today that it is raising its full year guidance for 2012 adjusted EBITDA from $446 to $467 million.

Board Structure, Management and Headquarters

After closing, the Board of Directors will have 16 members with 12 members from the NRG Board and four joining from the GenOn Board. Howard Cosgrove will remain Chairman of the NRG Board and GenOn Chairman and CEO Edward R. Muller will join the NRG Board as Vice Chairman.

In addition to David Crane continuing to serve as Director, President and CEO, Kirk Andrews will remain as Chief Financial Officer and Mauricio Gutierrez will serve as Chief Operating Officer of the combined company. Anne Cleary of GenOn will become the Chief Integration Officer of NRG at closing.

John Ragan and Lee Davis, both currently of NRG, will act as Regional Presidents of the Gulf Coast and East regions, respectively, and John Chillemi of GenOn will become Regional President of the West region, at which time Tom Doyle will focus his efforts as President of NRG Solar.

The combined company will be dual headquartered, with financial and commercial headquarters in Princeton and operational headquarters in Houston.

Update to NRG Results

NRG is also pre-announcing preliminary results for its second quarter 2012. For NRG alone, adjusted EBITDA will be approximately $530 million for the

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second quarter of 2012 and approximately $830 million in the first half of 2012. NRG also is reaffirming 2012 guidance of $1,825-$2,000 million of adjusted EBITDA and $800-$1,000 million of FCF before growth investment.

Approvals and Time to Close

NRG and GenOn expect to close the merger by the first quarter of 2013. The transaction is subject to customary closing conditions and regulatory approvals, including approval by shareholders of both companies, the Federal Energy Regulatory Commission (FERC), the New York Public Service Commission and the Public Utility Commission of Texas. The companies will also submit notice of the merger to the California Public Utilities Commission and the U.S. Nuclear Regulatory Commission as well as pre-merger notification to the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Act. Due to the complementary nature of the two generation portfolios, the merger is not expected to result in any market power issues.

NRG’s financial advisors were Credit Suisse and Morgan Stanley and J.P. Morgan acted as GenOn’s financial advisor.

46.           After the Proposed Transaction, the combined company will be the largest power generator in the United States, worth $18 billion, and with about 47,000 megawatts of power plants, in regions near the East and West Coasts and the Gulf Coast.

47.           The Company claims that the offer price represents a premium of approximately 20% based on GenOn’s closing price of $1.78 on July 20, 2012. However, the offer price is $1.82, or 45%, less than the 52-week high of GenOn’s common stock of $4.10 on July 25, 2011. The consideration to be paid to the Company’s shareholders for their interest in GenOn is inadequate and materially undervalues the Company. Shares of NRG Energy stock have surged by 8% since the announcement of the Proposed Transaction, despite the Dow Jones Industrial Average falling by more than a percent over the same period. Furthermore, shares of GenOn have closed above the current offer price as recently as May 9, 2012. Moreover, the Proposed Transaction does not provide a protective collar that could serve as a hedge against a declining bidder stock price should NRG’s stock price decline.

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48.           According to one analyst with Morningstar, the exchange ratio undervalues GenOn by approximately 14%. Based on Morningstar’s $4.50 per share fair value estimate for GenOn and their $31 per share fair value estimate for NRG Energy, it believes GenOn shareholders should own about one third of the merged company, not 21%.

49.           In essence, NRG Energy has swooped in on GenOn at the most opportune time to get a bargain basement price. GenOn has not yet had the opportunity to take advantage of the synergies and cost savings of the merger of Mirant Corporation and RRI Energy before agreeing to the Proposed Transaction offer price. Instead of waiting for the best possible time to maximize shareholder value, the Individual Defendants have decided to cash in at the worst possible time for GenOn’s shareholders.

50.           Also, the Board of Directors breached its fiduciary duties by failing to perform any market check on the Proposed Transaction, agreeing to it without any pre deal market check and then failing to insist upon on any post agreement check or go-shop.

51.           The Proposed Transaction represents a windfall for NRG Energy. On hearing the news, Barclays Equity Research analysts raised their price target for NRG Energy shares by $3 to $22, citing cost savings, an improved credit profile, and broader geographic reach.

52.           Crane, CEO of NRG Energy, could barely hide his glee regarding the Proposed Transaction telling analysts, “This is going to be a free cash flow-generating machine.” Crane went on to say that NRG Energy plans to pay down $1 billion in debt while also meeting a planned dividend and undertaking share buybacks. In other words, NRG Energy will be able to pick GenOn clean.

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53.           Furthermore, the addition of GenOn’s markets to NRG Energy’s portfolio will allow NRG Energy to continue its strategy of increasing business by expanding into new markets. NRG Energy will be able to accomplish this without paying a single cash dollar.

III.           Self-Dealing by the Individual Defendants

54.           Instead of negotiating a transaction that benefitted the best interests of the Company’s shareholders, the Individual Defendants have acted in their self-interest by negotiating and approving the Proposed Transaction.

55.           After the close of the merger, Defendant Muller will become vice chairman of NRG Energy’s Board of directors. In addition, several members of GenOn’s senior management team are expected to transition to NRG Energy following the close of the merger. The Company has not yet disclosed the employment agreements and new compensation packages for Muller or the other members of GenOn’s senior management who will make the transition to NRG Energy.

56.           In addition, pursuant to their respective employment agreements Defendant Muller and the senior management of GenOn stand to benefit substantially by the change in control the Proposed Transaction will represent on closing. The following chart details the total approximate amounts to be paid to Defendant Muller, the Company’s Chief Financial Officer J. William Holden III, Chief Compliance Officer Michael L. Jines, and Chief Commercial Officer Robert Gaudette:

Name	Multiple of Salary	Multiple of STI Award	STI Award	Welfare Benefits Coverage	Additional Benefits	Equity Based Awards	Total Pre-Tax Benefit
Muller	$3,405,000	$4,732,950	$1,974,900	$83,801	$790,882	$3,301,498	$14,289,031
Holden	$1,635,000	$1,226,250	$408,750	$60,837	$3,287,096	$484,870	$7,102,803
Jines	$1,365,000	$887,250	$295,750	$60,921	$35,000	$345,146	$2,989,067
Gaudette	$712,600	$391,930	$195,965	$26,808	$35,000	$211,326	$3,469,748

57.           These payments are particularly egregious when considered in tandem with the fact that Defendant Muller and the rest of GenOn’s senior management are essentially

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abandoning the plan that they embarked on with GenOn’s shareholders a mere two years ago. Plaintiff and the Class are left with undervalued consideration of the Proposed Transaction, while Defendant Muller will make off with more than $14 million in compensation.

58.           In addition, the merger agreement entered into by GenOn and NRG Energy on July 20, 2012 (the “Merger Agreement”) contains provisions relating to the indemnification of the Company’s directors and officers. Pursuant to the Merger Agreement, NRG Energy has agreed to indemnify the Individual Defendants for six years for acts or omissions occurring at or prior to the effective time of the merger agreement.

59.           Because of all of these facts, the Proposed Transaction is unfair to Plaintiff and the other members of the Class and represents an effort by the Individual Defendants to bolster and improve their own financial positions and interest of Company insiders to the detriment of the Company’s shareholders.

IV.           Preclusive Deal Protection Devices

60.           As part of the Merger Agreement, the Company’s Board agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

61.           The Merger Agreement contains a “no solicitation” provision in § 6.04(a) which bars the Company from soliciting from other potential merger opportunities or acquirers a price in excess of the amount offered by NRG Energy. In addition, § 6.04(c) demands that the Company terminate all prior on-going discussions with potential acquirers.

62.           Pursuant to § 6.04 of the Merger Agreement, if an unsolicited bidder submits a competing proposal, the Company is forced to notify NRG Energy of the bidder’s identity and the terms of the bidder’s offer. If the Company’s Board feels the offer is superior, they must then consult with a financial advisor and outside legal counsel to confirm if the offer is actually

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superior. NRG Energy is then given four business days, with access to the outside bidder’s offer, to top the bid. In summary, the Merger Agreement allows NRG Energy access to any rival bidder’s information and allows NRG Energy free reign to top a superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures than any “auction” will favor NRG Energy.

63.           The Merger Agreement further provides for a termination fee of $60 million to be paid to NRG Energy if the Company decides to terminate the Merger Agreement and pursue a competing offer, thereby essentially requiring that a competing bidder agree to pay a premium for the right to provide the shareholders with a superior offer.

64.           Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative merger or acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out.”

65.           These preclusive devices are all the more egregious given the lack of any pre or post deal market check.

66.           As a result, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s shareholders will suffer absent judicial intervention.

V.            The Proxy Fails to Disclose Material Information Relating to the Financial Fairness of the Proposed Transaction

67.           On August 16, 2012, NRG filed with the Securities and Exchange Commission (“SEC”) a Preliminary Joint Proxy on Form S-4 (the “Proxy”) and disseminated it to the Company’s public shareholders in an attempt to convince shareholders to cast their votes in

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favor of the Proposed Transaction at a special meeting of stockholders, at a date to be determined. The Proxy, however, fails to disclose material information regarding the Proposed Transaction that is essential to GenOn’s public shareholders’ ability to make a fully-informed decision on whether to vote their shares in support of the Proposed Transaction. Furthermore, the Proxy demonstrates the gross inadequacy of the merger consideration.

68.           The Proxy fails to fully and accurately disclose material facts critical to the total mix of information available to the Company’s shareholders concerning the financial fairness of the Proposed Transaction. Specifically, the Proxy fails to disclose material information concerning the financial analyses underlying the fairness opinions rendered by GenOn’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”) and NRG’s financial advisors, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Morgan Stanley & Co. LLC (“Morgan Stanley”).

A.            Discounted Cash Flow Analysis

69.           The merger consideration paid to GenOn shareholders should reflect the fair value of the Company (without any minority discount). Therefore, the per share equity value of GenOn computed from the discounted cash flow (“DCF”) analysis should have been compared by J.P. Morgan with the implied merger price based on NRG’s traded price. J.P. Morgan however, used the estimated DCF per share equity value for NRG (instead of the market price) in conjunction with the estimated DCF value for GenOn to compute the implied exchange ratio. Such analysis underestimates the implied exchange ratio, and thus, makes the resulting merger consideration appear more favorable to GenOn’s shareholders than it really is. Credit Suisse and Morgan Stanley used similar analyses.

70.           The Proxy failed to disclose why the estimated DCF per share equity value for NRG was used.  The disclosure of an explanation for this methodology is required because in a

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stock deal the GenOn shareholders will get only a minority position in the merged company, i.e. the traded market price of the stock (not the DCF fair value). Disclosure should be made concerning the basis for employing this methodology.

71.           Finally, the Proxy also failed to disclose the bases or methodology employed by J.P Morgan, Credit Suisse and Morgan Stanley for the calculation of the discount rates used in their DCF analyses.

B.            Selected Transactions Analysis

72.           While the Proxy Statement disclosed precedent transactions analyses performed by J.P. Morgan, Credit Suisse and Morgan Stanley, it failed to disclose the multiples for each of the precedent transactions.

73.           Moreover, the Proxy also failed to disclose the relative comparability of these transactions to the merger, thereby making it difficult for shareholders to assign relative weights to the multiples. In addition, the precedent transactions analyses are flawed and unreliable because some of the transactions considered are six to seven years old.

C.            Selected Companies Analysis

74.           In their Selected Companies Analyses, Credit Suisse and Morgan Stanley only used forward-looking EV/EBITDA multiples as opposed to using historical multiples (e.g. EV/LTM EBITDA) which are the more commonly used multiples. Credit Suisse did, however, use historical EV/LTM EBITDA multiples when analyzing the precedent transactions. In addition, Credit Suisse and Morgan Stanley improperly used NRG and GenOn in deriving the range of multiples used to assess valuation of NRG and GenOn. It is improper, and extremely unorthodox, absent explanation, to include the companies being valued in the range of multiples used to value the same companies. Furthermore, the Proxy failed to provide the bases for the “selected ranges” and “representative ranges” of multiples applied to value GenOn and NRG.

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VI.                                The Proxy Demonstrates That the Analysis of The Proposed Transaction Was Flawed, Inaccurate and That The Merger Consideration is Inadequate

75.           The Proxy Statement reveals both the flaws in the process used by GenOn’s financial advisor to assess the fairness of the transaction to GenOn’s shareholders and the inadequacy of the Merger consideration. Such flaws are also evidenced by NRG’s own advisors’ valuation of GenOn stock that rendered valuations higher than the implied merger consideration.

A.            Discounted Cash Flow Analysis

76.           To the extent that the analyses performed by J.P. Morgan incorporate forecasts prepared by management, the analyses are flawed because J.P. Morgan uses a different set of forecasts than those used by NRG’s advisors, Credit Suisse and Morgan Stanley. NRG’s advisors, Credit Suisse and Morgan Stanley, used the “adjusted” forecasts for NRG whereas GenOn and J.P. Morgan used the higher “unadjusted” forecasts. Thus, the J.P. Morgan analysis is flawed without the provision of any explanation as to why different sets of forecasts were used by the financial advisors for NRG and GenOn.

77.           The J.P. Morgan analysis which was provided to the GenOn board of directors was also flawed because it contained only limited assumptions underlying management projections in that GenOn only provided NRG with ERCOT power prices and NRG only provided GenOn with PJM West prices. These projections are limited and deficient as they do not contain other relevant regional power prices.

78.           The inadequacy of the Merger consideration is blatantly demonstrated by J.P. Morgan’s own analysis showing that the implied per share equity value based on the GenOn Base Case DCF analysis of $2.95 to $4.00 per share is significantly higher than the implied merger consideration of $2.20 per share (based on NRG’s closing price on July 19, 2012).

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B.            Analyst Stock Price Analysis

79.           The inadequacy of the Merger consideration is clearly demonstrated by the fact that the implied merger consideration of $2.20 per share is at the low end of analyst target prices of $1.40 to $4.25 per share. Moreover, the process of making a comparison to analyst projections is flawed because the merger consideration should reflect the fair value, without minority discount, whereas the analyst target prices are for the market price, that reflects a minority discount.

80.            In addition, the analyst stock price analysis is flawed because the Proxy only provides a range of analyst target prices rather than the individual target prices themselves. These individual target prices need to be disclosed to make it possible for the shareholders to properly assess these analyses.

C.                                    NRG’s Advisors Valued GenOn Stock Higher Than The Implied Merger Consideration In Certain Analyses

81.           The inadequacy of the Merger consideration is evidenced by the fact that NRG’s own advisors’ analyses came up with a higher valuation for GenOn stock in several instances. For example, the implied merger consideration of $2.20 is on the low end of analyst research reports of $1.40-$4.25 which both Credit Suisse and Morgan Stanley relied on in their analysis.

82.           Another example of the above is evidenced by the fact that the $2.20 per share is lower than three out of the four implied per share price ranges estimated for GenOn in Morgan Stanley’s Selected Public Companies Analyses. This analysis indicated approximate implied equity value per share reference ranges for GenOn common stock based on calendar year 2013 estimated adjusted EBITDA of $2.35 to $3.63 (utilizing street consensus estimates) and $2.60 to $3.95 (utilizing management projections) and based on calendar year 2014 estimated adjusted

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EBITDA of $1.94 to $3.13 (utilizing street consensus estimates) and $3.12 to $4.59 (utilizing management projections).

83.           Similarly, the implied merger consideration of $2.20 per share was lower than even the minimum of the range of implied per share equity values based on the discounted cash flow analysis in five out of the six scenarios considered by NRG’s financial advisor Credit Suisse. This analysis indicated the approximate implied equity value per share reference ranges for GenOn based on the case 1 projections of $3.86 to $5.08 (without synergies), $6.03 to $7.53 (with NRG management-allocated synergies), and $4.65 to $5.96 (with ownership-allocated synergies); and based on the Case 2 projections of $1.34 to $2.17 (without synergies), $3.78 to $4.90 (with NRG management-allocated synergies), and $2.35 to $3.29 (with ownership-allocated synergies), as compared to the $2.20 implied price per share.

84.           In addition, the merger exchange ratio of 0.1216x (implied merger consideration of $2.20) is lower than the reference exchange ratio of 0.1267x to 0.1294x (reference equity value per share of $2.29 to $2.34) used in Credit Suisse’s financial analysis of premiums paid in selected all-stock transactions. Also, the implied merger consideration of $2.20 is lower than the implied equity value of $2.24 to $2.43 suggested by Morgan Stanley in its premiums analysis.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary

Duties against the Individual Defendants

85.           Plaintiff repeats and realleges each allegation set forth herein.

86.           The Individual Defendants have violated fiduciary duties of care, loyalty, and good faith owed to shareholders of GenOn.

87.           By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly

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deprive Plaintiff and the other members of the Class of the true value of their investment in GenOn.

88.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to the shareholders of GenOn.

89.           The Individual Defendants dominate and control the business and corporate affairs of GenOn, and are in possession of private corporate information concerning GenOn’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the shareholders of GenOn that makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

90.           Moreover, as set forth above, Defendants failed to disclose in the Proxy statement all material information necessary for GenOn shareholders to appropriately evaluate the transaction and make an informed decision on how to vote.

91.           Because of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

92.           Because of the actions of the Individual Defendants, Plaintiff and the other members of the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of GenOn’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

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93.           Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

94.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the other members of the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the other Members of the Class

against GenOn, NRG Energy, and Plus Merger Corporation for Aiding

and Abetting the Individual Defendants’ Breach of Fiduciary Duty

95.           Plaintiff incorporates by reference and realleges each allegation contained above, as though fully set forth herein.

96.           GenOn, NRG Energy, and Plus Merger Corporation have acted and are acting with knowledge of or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to GenOn’s shareholders, and have participated in such breaches of fiduciary duties.

97.           GenOn, NRG Energy, and Plus Merger Corporation knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, GenOn, NRG Energy, and Plus Merger Corporation rendered knowingly substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Buyout in breach of their fiduciary duties.

98.           Plaintiff has no adequate remedy at law.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in their favor, in favor of the Class, and against Defendants as follows:

A.             Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives and their counsel as Class Counsel;

B.            Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a Proposed Transaction agreement providing the best possible terms for shareholders;

C.              Ordering Defendants to provide disclosure in the final Proxy Statement of all material facts necessary for GenOn shareholders to make a rational and fully informed decision on how to vote with respect to this transaction:

D.              Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

E.              Directing the Individual Defendants to account to Plaintiff and the other members of the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

F.              Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.              Granting such other and further equitable relief as this Court may deem just and proper.

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Dated: August , 2012

FARUQI & FARUQI, LLP

By:
James P. McEvilly, III (Del. Bar No. 4807)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612

Counsel for Plaintiff
OF COUNSEL:

Juan E. Monteverde
Shane Rowley
FARUQI & FARUQI, LLP
369 Lexington Avenue
10th Floor
New York, New York 10017
Tel: (212) 983-9330
Fax: (212) 983-9331

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UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

STEPHEN BUSHANSKY, on Behalf of	§
Himself and All Others Similarly Situated,	§
	§	CIVIL ACTION NO. 4:12-cv-02257
Plaintiff,	§
§
v.	§
§
GENON ENERGY, INC., EDWARD R.	§
MULLER, E. SPENCER ABRAHAM,	§
TERRY G. DALLAS, THOMAS H.	§
JOHNSON, STEVEN L. MILLER,	§
ELIZABETH A. MOLER, ROBERT C.	§
MURRAY, LAREE E. PEREZ, EVAN J.	§
SILVERSTEIN, WILLIAM L. THACKER,	§
NRG ENERGY, INC., and PLUS MERGER	§
CORPORATION,	§
§
Defendants.	§

FIRST AMENDED COMPLAINT FOR VIOLATIONS OF § 14(a) AND § 20(a)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14a-9

OF THE U.S. SECURITIES AND EXCHANGE COMMISSION

PROMULGATED THEREUNDER AND FOR

BREACH OF THE IMPLIED COVENANT OF GOOD FAITH AND FAIR DEALING

PRELIMINARY STATEMENT

1.                                       This is a shareholder class action brought by Plaintiff Stephen Bushansky (“Plaintiff”) on behalf of himself and all other public shareholders of GenOn Energy, Inc. (“GenOn” or the “Company”), against the Company, GenOn’s board of directors (collectively, as identified below, the “Board” or the “Individual Defendants”), and NRG Energy, Inc. (“NRG”), and its wholly owned subsidiary Plus Merger Corporation (“Merger Sub”), in connection with the proposed acquisition of the Company by NRG (the “Proposed Transaction”). Plaintiff seeks equitable relief for the Board’s breaches of fiduciary duties arising out of their ongoing efforts to sell the Company to NRG for inadequate consideration, via a non-existent sales process, and through a materially misleading registration statement. Additionally, Plaintiff, individually, brings a claim against Defendants for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and U.S. Securities and Exchange Commission (“SEC”) Rule 14a-9 promulgated thereunder (“Rule 14a-9”).

2.                                       On July 20, 2012, GenOn, NRG, and Merger Sub, entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which NRG would acquire GenOn in an all-stock deal with a total value of approximately $1.7 billion. Under the terms of the Merger Agreement, for each share of GenOn common stock, shareholders will receive 0.1216 of a share of NRG common stock (the “Exchange Ratio”). Defendants expect to close the Proposed Transaction during the first quarter of 2013.

3.                                       As described below, the Proposed Transaction is patently opportunistic and does not reflect the intrinsic value of GenOn as a takeover candidate, particularly in light of its position as one of the United States’ largest competitive generators of wholesale electricity.

4.                                       The Company is poised for continued long-term growth, having recently successfully completed the integration of Mirant Corporation (“Mirant”) and RRI Energy, Inc. (“RRI”), whose merger formed GenOn in December 2010.

5.                                       The Proposed Transaction was driven by GenOn’s management, particularly its Chairman, President, and Chief Executive Officer (“CEO”), Edward R. Muller (“Muller”), who had attempted to acquire NRG in 2006 when he headed GenOn’s predecessor, Mirant.

6.                                       As discussed below, the Individual Defendants failed to exercise their fiduciary duties and entered into the Merger Agreement prior to conducting an adequate sales process or engaging in any kind of market check. Additionally, the Board failed to ever consider forming a special committee comprised of independent directors to explore potential strategic transactions, including the sale of the Company. Indeed, the Board entirely abdicated its role in the sales process and rubber stamped Muller’s decision to work out a deal exclusively with NRG without considering any other potential buyers.

7.                                       Rather than act in the best interest of the Company’s shareholders, the Individual Defendants unanimously approved the Merger Agreement and entered into the Proposed Transaction in order to secure significant benefits for themselves and other key Company insiders at the expense of the Company’s public shareholders.

8.                                       GenOn’s Board and management were incentivized to capitalize on a sale to NRG over any other potential buyers or strategic options because insiders were able to secure opportunities in the post-merger entity. Indeed, Muller and his fellow insiders engaged in self-serving negotiations concerning their respective futures at the combined entity from at least June 26, 2012, onward, well before GenOn had concluded negotiations concerning the principal terms of a sales agreement with NRG. Indeed, on July 11, 2012, the parties expressly agreed that after the consummation of the Proposed Transaction, four out of the ten directors currently sitting on the Board would be appointed to the enlarged post-merger NRG board of directors, including the appointment of Muller as its Vice Chairman. In addition, the parties agreed that, at the closing of the Proposed Transaction, NRG would appoint GenOn’s Senior Vice President of Asset Management, Anne M. Cleary (“Cleary”), as its Chief Integration Officer, and GenOn’s Senior Vice President and Chief Commercial Officer, Robert J. Gaudette (“Gaudette”), as its Senior Vice President, Product Development and Origination.

9.                                       In addition, GenOn’s directors and officers hold millions of dollars in Company stock options and restricted stock units (“RSUs”) that will accelerate and vest solely by reason of the closing of the Proposed Transaction (the “Single-Trigger Accelerated Interests”). Muller’s Single-Trigger Accelerated Interests are valued at approximately $1.4 million based upon the assumption that the fair market value of NRG stock at the time of conversion will equal $19.33 per share (however, these interests will likely be valued much higher as NRG stock has consistently been trading above $20.00 per share since August 10, 2012 — hitting a recent post-deal announcement high of $22.92 per share on August 21, 2012).

10.                                 Certain officers of the Company, including Muller, will also be entitled to additional accelerated vesting of options and RSUs upon qualifying termination of employment within two years following the consummation of the Proposed Transaction (the “Double-Trigger Accelerated Interests”). Muller’s Double-Trigger Accelerated Interests are valued at approximately $2.4 million based upon the assumption that, at the time of conversion, the fair market value of NRG stock will equal $19.33 per share (but the value of these interests is likely to be much higher in light of the recent trading price of NRG stock).

11.                                 Further, GenOn officers will also be entitled to certain change-in-control benefits either under their respective employment agreements or the GenOn Change-in-Control Severance Plan. Notably, Muller may receive benefits worth over $15 million in total as “golden parachute” compensation, notwithstanding his appointment as the Vice Chairman of the post-merger NRG.

12.                                 Despite failing to conduct any kind of sales process or market check, the Board acceded to NRG’s demands to ensure that no other potential bidders would emerge to top NRG’s offer and locked up the deal with onerous deal protection devices that effectively eliminate any potential auction process, including: (i) a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by NRG; (ii) a requirement that the Company provide NRG with written notice within 24 hours of its receipt of an unsolicited offer from another party, (iii) a “last-look” provision allowing NRG four business days to top any superior proposal made by another potential acquirer; and (iv) imposition of an exorbitant termination fee of $60 million on GenOn payable to NRG in certain circumstances, including if the GenOn Board terminates the Merger Agreement or changes its recommendation to shareholders in order to pursue an alternative superior proposal.

13.                                 In an effort to secure shareholder support for the unfair Proposed Transaction, GenOn and NRG filed a preliminary Form S-4 Registration Statement and joint proxy/prospectus (the “Preliminary Proxy”) with the SEC on August 15, 2012. The Preliminary Proxy outlines the Proposed Transaction, and recommends that the public shareholders of GenOn vote in favor of the Proposed Transaction and approve the Merger Agreement, in breach of the Individual Defendants’ fiduciary duties to the Company’s shareholders both with respect to price and process.

14.                                 The Preliminary Proxy misstates and/or omits material information regarding, inter alia, the Proposed Transaction, the process leading up to the Merger Agreement (including the Board’s consideration and pursuit of various strategic alternatives and other possible buyers) and key inputs and underlying assumptions relied upon by GenOn’s financial advisor, J.P. Morgan Securities LLC (“JP Morgan”), as well as NRG’s financial advisors, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Morgan Stanley & Co. LLC (“Morgan Stanley”), in performing their respective financial and valuation analyses of the Company. Defendants have violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, by omitting material facts necessary to render the Preliminary Proxy non-misleading. Defendants have also breached their fiduciary duty of candor by failing to disclose material information concerning the Proposed Transaction. As a result of the materially misleading Preliminary Proxy, Plaintiff and GenOn’s other public shareholders have been stripped of their ability to render an informed decision as to whether to vote their shares in favor of the Proposed Transaction.

15.                                 As a result of the nonexistent, thus inherently flawed, sales process and the coercive deal protection devices, the Proposed transaction is a fait accompli, and absent intervention of the Court, the Company’s minority shareholders will have no say in this contest for corporate control.

16.                                 The Individual Defendants’ conduct constitutes a breach of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing owed to Plaintiff and GenOn’s public shareholders, and a violation of applicable legal standards governing their conduct. As set forth herein, Plaintiff seeks to enjoin Defendants from pursuing the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Defendants’ wrongful conduct.

JURISDICTION AND VENUE

17.                                 This Court has subject matter jurisdiction over all claims pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331. The claims asserted herein arise under Sections 14(a) and 20(a) of the Exchange Act, 15 U.S.C. § 78n(a) and Rule 14a-9 promulgated thereunder, as well as under Delaware common law. The court has jurisdiction over the state law claims pursuant to 28 U.S.C. § 1367.

18.                                 In addition, this Court has subject matter jurisdiction pursuant to diversity of the parties. Every issue of law and fact in this action is wholly between citizens of different states. Plaintiff is, and was at all times hereinafter mentioned, domiciled in, and a citizen of, the state of New York.

19.                                 GenOn is a corporation duly organized, incorporated and existing under the laws of the state of Delaware and its principle place of business is in Houston, Texas. None of the Individual Defendants (identified below) are citizens of the state of New York. Defendant NRG was, and is now, a corporation duly organized, incorporated and existing under the laws of the state of Delaware and its principle place of business is in Princeton, New Jersey. Defendant Merger Sub is a corporation duly organized, incorporated and existing under the laws of the state of Delaware and is a wholly owned subsidiary of NRG.

20.                                 Plaintiff sues for damages in excess of $75,000 (exclusive of interest, fees and costs).

21.                                 Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District, including the dissemination of the materially misleading statements and omissions alleged herein. Defendant GenOn was, and is now, headquartered in Houston, Texas.

THE PARTIES

22.                                 Plaintiff Stephen Bushansky, a domicile of the State of New York, is, and has been at all relevant times hereto, the owner of shares of the common stock of GenOn.

23.                                 GenOn, a Delaware corporation, is a leading independent power producer in the United States. The Company has approximately 23,700 megawatts (“MW”) of net electric generating capacity located near several major metropolitan load centers throughout the United States. GenOn’s corporate headquarters is located at 1000 Main Street, Houston, Texas. GenOn was formed in December 2010 through the merger of Mirant and RRI. Since its formation, its common stock has traded on the New York Stock Exchange (“NYSE”) under the symbol “GEN.”

24.                                 Defendant NRG, a Delaware corporation and Fortune 500 company, is an integrated wholesale power generation and retail electricity company with three business sectors: (i) its wholesale power generator is engaged in the ownership and operation of power generation facilities; the trading of energy, capacity and related products; and the transacting in and trading of fuel and transportation services; (ii) its retail electricity business is engaged in the supply of electricity, energy services, and cleaner energy products to retail electricity customers in deregulated markets through Reliant Energy, Green Mountain Energy, and Energy Plus; and (iii) its alternative energy sector invests in and develops new technologies that NRG believes will bring significant commercial opportunities. Its corporate headquarters is located at 211 Carnegie Center, Princeton, New Jersey. Its common stock is traded on the NYSE under the symbol “NRG.” All references herein to “NRG” also include Defendant Merger Sub.

25.                                 Defendant Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of NRG and a party to the Merger Agreement.

26.                                 Defendant Muller, a domicile of the State of Texas, is and has been GenOn’s Chairman, President, and Chief Executive Officer (“CEO”) since December 2010. Prior to this, Muller served as chairman, president, and CEO of Mirant since 2000. According to the Preliminary Proxy, Muller holds 4,101,102 exercisable options, which will be worth millions upon the consummation of the Proposed Transaction. In addition, he holds 496,428 options and 597,984 RSUs, which are subject to accelerated vesting upon the completion of the Proposed Transaction. Further, he will be entitled to receive “golden parachute” compensation valued at approximately $15.4 million, according to the Preliminary Proxy, which include an additional 1,166,823 options and 1,023,362 RSUs subject to accelerated vesting, if his employment is terminated within two years following the completion of the Proposed Transaction — notwithstanding his appointment as Vice Chairman of the post-merger NRG Board.

27.                                 Defendant E. Spencer Abraham (“Abraham”), a domicile of the Commonwealth of Virginia, has served on the GenOn Board since January 2012.

28.                                 Defendant Terry G. Dallas (“Dallas”), a domicile of the State of California, has served on the GenOn Board since December 2010. He serves as a member of the Board’s Audit Committee and Risk and Finance Oversight Committee.

29.                                 Defendant Thomas H. Johnson (“Johnson”), a domicile of the State of Georgia, has served on the GenOn Board since December 2010. He serves as a member of the Board’s Compensation Committee and Risk and Finance Oversight Committee.

30.                                 Defendant Steven L. Miller (“Miller”), a domicile of the State of Texas, has served on the GenOn Board since August 2003. He serves as Chairperson of the Board’s Nominating and Governance Committee, and is a member of the Compensation Committee.

31.                                 Defendant Elizabeth A. Moler (“Moler”), a domicile of the Commonwealth of Virginia, has served on the GenOn Board since January 2012.

32.                                 Defendant Robert C. Murray (“Murray”), a domicile of the State of Rhode Island, has served on the GenOn Board since December 2010. He serves as Chairperson of the Board’s Audit Committee, and is a member of the Nominating and Governance Committee. Murray had previously served on Mirant’s board of directors since 2006.

33.                                 Defendant Laree E. Perez (“Perez”), a domicile of the State of New Mexico, has served on the GenOn Board since April 2002. She serves as a member of the Board’s Audit Committee and Risk and Finance Oversight Committee.

34.                                 Defendant Evan J. Silverstein (“Silverstein”), a domicile of the State of Florida, has served on the GenOn Board since August 2006. He serves as Chairperson of the Board’s Risk and Finance Oversight Committee, and is a member of the Audit Committee.

35.                                 Defendant William L. Thacker (“Thacker”), a domicile of the State of Texas, has served on the GenOn Board since December 2010. He serves as Chairperson of the Board’s Compensation Committee.

36.                                 Defendants Muller, Abraham, Dallas, Johnson, Miller, Moler, Murray, Perez, Silverstein, and Thacker are collectively referred to herein as the “Individual Defendants” or the “Board,” which, together with GenOn and NRG are collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

37.           Plaintiff brings this action individually and on behalf of all owners of the common stock of GenOn, and their successors in interest, who have been and will be harmed by the wrongful conduct of Defendants as alleged herein (the “Class”).  The Class excludes Defendants and any person, firm, trust, corporation or other entity related to, affiliated with, or controlled by any of the Defendants, as well as the immediate families of the Individual Defendants.

38.           This action is properly maintainable as a class action.

39.           The Class is so numerous that joinder of all members is impracticable.  According to the Preliminary Proxy, as of August 10, 2012, the total number of issued and outstanding shares of GenOn common stock was approximately 772.9 million. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

40.           Questions of law and fact exist that are common to the Class and predominate over questions affecting any individual Class member, including, among others:

(a)           whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class, including, but not limited to, the duties of undivided loyalty, independence, due care, honesty, good faith, diligence, candor, and fair dealing;

(b)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and other Class members;

(c)           whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein, or alternatively, whether they have suffered compensable damages;

(d)           whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;

(e)           whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of GenOn;

(f)            whether the Individual Defendants, in bad faith or for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g)           whether Defendants aided and abetted the Individual Defendants’ breaches of fiduciary duties, including, but not limited to, undivided loyalty, independence, due care, honesty, good faith, diligence, candor, and fair dealing with respect to Plaintiff and the Class as a result of the conduct alleged herein;

(h)           whether Defendants have failed to provide all material information to shareholders in connection with the Proposed Transaction;

(i)            whether the consideration payable to Plaintiff and the Class under the Proposed Transaction is unfair and inadequate; and

(j)            whether Plaintiff and the Class are entitled to injunctive relief, damages, or other relief.

41.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.  Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the

Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

42.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

43.           Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

THE FIDUCIARY DUTIES OF INDIVIDUAL DEFENDANTS

44.           By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of GenOn and owe them unwavering duties of good faith, fair dealing, undivided loyalty, and full and candid disclosure.

45.           In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, a break-up of the corporation’s assets, or a sale of the company, the directors must take all steps to obtain the highest value reasonably available for the corporation’s shareholders, and disclose all material information concerning the proposed transaction to enable the shareholders to make an informed voting decision.  To diligently comply with this duty, as directors of GenOn, the Individual Defendants have fiduciary obligations to:

(a)           undertake an appropriate evaluation of GenOn’s net worth as a merger/acquisition candidate;

(b)           act independently to protect the interests of the Company’s public shareholders;

(c)           adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of GenOn’s public shareholders; and

(d)           actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of GenOn.

46.           Likewise, when undertaking a change of control, break-up, or sales transaction, the Independent Directors may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)           discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)           will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

47.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated their duties owed to Plaintiff and the other public shareholders of GenOn and have failed to provide shareholders with all information necessary to make an informed decision in connection with the Proposed Transaction.   As a

result of the Individual Defendants’ divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their GenOn common stock in the Proposed Transaction.

48.           Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants, as a matter of law.

CONSPIRACY, AIDING AND ABBETTING, AND CONCERTED ACTION

49.           In committing the wrongful acts alleged herein, Defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design.  In addition to the wrongful conduct herein alleged as giving rise to primary liability, Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

50.           Each Defendant herein aided and abetted and rendered substantial assistance in the wrongs complained of herein.  In taking such actions as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing.  Defendants’ acts of aiding and abetting, included the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

GenOn’s Prospects for Long-Term Growth Are Excellent

51.           The Proposed Transaction does not reflect the value of GenOn’s financial strength in the price being paid to its shareholders.  The Company’s long-term prospects are good and it is positioned for future growth.

52.           According to GenOn’s February 29, 2012 press release reporting the results of its fiscal year ended on December 31, 2011, since the Company’s formation through a merger of Mirant and RRI in December 2010, it has successfully integrated and achieved $160 million in annual cost savings.

53.           In its May 10, 2012 press release reporting GenOn’s results for its 2012 first quarter ended March 31, 2012, the Company raised its adjusted EBITDA guidance from $440 million to $446 million for 2012, and from $665 million to $669 million for 2013.  At the earnings conference call held on May 10, 2012, Muller noted that, according to one of the key metrics used by the Company to judge its performance, the Total Margin Capture Factor (“TMCF”), which measures the percentage earned of the gross margin that could have been earned, GenOn achieved a “TMCF of 93% in the first quarter, which is very good.”  Muller also pointed out that the Company’s safety performance and environmental performance were “very good” — suffering few OSHA reportable incidents and few environmental incidents, particularly as compared with industry statistics.

54.           However, GenOn stock has recently been experiencing a downward trend, plummeting approximately 56% from its pre-deal 52-week high of $4.10 per share on July 26, 2012, to a closing price of $1.82 per share on July 20, 2012, the pre-announcement trading day. Rather than permit the stock to recover and GenOn shareholders to gain from the long-term prospects, the Individual Defendants have approved a deal that provides NRG with an opportunity to benefit from the successful integration of the Company’s December 2010 merger but does not provide GenOn shareholders with adequate consideration.

The Insufficient Sales Process

55.           GenOn and NRG, through their predecessors, have a long history.  For example, in 2006, Defendant Muller led Mirant, GenOn’s predecessor, in making an unsuccessful hostile takeover bid to buy NRG for $7.9 billion.  Later, in May 2009, NRG acquired its Texas retail electricity business from GenOn’s predecessor, Reliant Energy.

56.           Given this long history, GenOn’s Board and management favored a deal with NRG from the outset.  Without informing GenOn shareholders as to whether any efforts were made to assess the qualifications of other potential partners for a business combination or the Board’s rationale for determining to focus exclusively on accomplishing a deal with NRG, the Preliminary Proxy states that “[b]y March 2012, a potential business combination with NRG was viewed as the most realistic business combination transaction that was achievable consistent with the criteria discussed by the GenOn Board.”

57.           On April 13, 2012, Defendant Muller telephoned NRG’s President and CEO, David Crane (“Crane”), to indicate GenOn’s interest in exploring a potential business combination between the two companies.  The two agreed to meet in mid-May.

58.           According to the Preliminary Proxy, following the April 13th conversation, “the management of each of NRG and GenOn conducted reviews of the business and financial condition of the other company based on . . . publicly available information regarding the other company.”   In addition, GenOn retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its legal advisor in connection with a potential transaction with NRG.

59.           The Board’s input in this deal was minimal.  Indeed, Defendant Muller waited until April 25, 2012, nearly two weeks after his conversation with NRG, to inform GenOn’s lead director Miller of that conversation and of the planned meeting with Crane set for May 15, 2012. Additionally, Defendant Muller waited another two weeks, until the May 9, 2012 Board meeting, to inform the full GenOn Board, of what was discussed on April 13th and the meeting with NRG scheduled for mid-May.

60.           On May 15, 2012, representatives from the management of GenOn and NRG met to discuss the strategic rationale for a potential business combination between the two companies and potential synergies that might be derived.  The parties decided to enter into a confidentiality agreement and exchange certain nonpublic financial information as part of an initial phase of due diligence, which would primarily focus on confirming potential synergies of a business combination and assessing the relative value of the two companies.

61.           On May 22, 2012, NRG and GenOn entered into a mutual confidentiality agreement that contained a customary standstill provision.  Thereafter, the two companies conducted due diligence of each other, which included several meetings in June 2012 where the two exchanged financial information and engaged in “extensive discussions regarding anticipated synergies, treatment of existing debt, integration matters and other aspects of the potential transaction.”

62.           On June 18, 2012, nearly two months after Defendant Muller contacted Crane to discuss a possible combination, GenOn retained JP Morgan as its financial advisor in connection with the proposed transaction.  Also, on June 29, 2012, GenOn retained Talisman International (“Talisman”), a nuclear consulting firm, to assist in due diligence with respect to NRG’s ownership in a two reactor unit nuclear generating facility (a.k.a. the “South Texas Project”).

63.           On June 19, 2012, representatives of NRG and GenOn met and discussed, inter alia, for the first time, their respective views on valuation and potential governance structures for the combined company.

64.           At the June 21, 2012 special meeting of the Board, the Board discussed the status of discussions with NRG with senior management and, inter alia, approved the engagement of JP Morgan as GenOn’s financial advisor.

65.           Beginning on or about June 25, 2012, GenOn and NRG conducted a more in-depth business, financial, and legal due diligence, with each party providing the other with access to non-public information regarding their respective businesses.  In addition, the parties and their respective legal advisors engaged in a series of negotiations concerning the terms of the merger agreement.

66.           On June 26, 2012, representatives of NRG and GenOn discussed the potential structure and composition of the board of directors of the combined company, including the possibility that Defendant Muller would serve as its vice chairman.

67.           On July 11, 2012, before concluding negotiations as to the principal terms of the merger agreement, including the exchange ratio, the parties agreed that following the consummation of the merger, the NRG board would be composed of 16 directors, consisting of 12 NRG directors and four GenOn directors, including Defendant Muller who would be appointed as vice chairman.  The parties further agreed to wait until after the execution of the definitive merger agreement to determine the specific GenOn directors who would join the post-merger NRG board.

68.           On July 13, 2012, GenOn and NRG agreed that the exchange ratio would be determined based on the average closing prices of NRG stock and GenOn stock during the 10 and 20 trading day period ending July 18, 2012.

69.           On July 18, 2012, Crane and Muller agreed to seek the approval of their respective boards based on an exchange ratio of 0.1216.

70.           Also on July 18, 2012, members of GenOn’s and NRG’s respective management further discussed the structure and composition of the board of directors of the combined company.

71.           On July 20, 2012, after discussing the Proposed Transaction with its advisors, including considering JP Morgan’s fairness opinion, the GenOn Board unanimously approved the Merger Agreement and the transactions contemplated therein.  The NRG Board approved the Merger Agreement on the same day.

The Proposed Transaction and Merger Consideration Is Inadequate and Unfair

72.           On July 20, 2012, following the approvals by the Board and the NRG Board, the parties executed the Merger Agreement after the market closed.   Pursuant to the Merger Agreement, NRG will acquire all of the outstanding shares of GenOn in a deal with a total value of approximately $1.7 billion.  Under the terms of the Merger Agreement, GenOn shareholders will receive 0.1216 shares of NRG common stock in exchange for each GenOn share of common stock.

73.           Upon the consummation of the Proposed Transaction, Merger Sub will merge with and into GenOn, at which time the separate corporate existence of Merger Sub will terminate, with GenOn surviving and continuing its corporate existence under Delaware law as a direct wholly-owned subsidiary of NRG.

74.           GenOn’s Board has unanimously approved the Merger Agreement. The Proposed Transaction is expected to close in the first quarter of 2013, subject to customary closing conditions and regulatory approvals, including the approval of the shareholders of both GenOn and NRG, the Federal Energy Regulatory Commission (FERC), the New York Public Service Commission and the Public Utility Commission of Texas.

75.           On July 22, 2012, NRG and GenOn issued a joint press release announcing the Proposed Transaction.  In relevant part, the press release states:

PRINCETON, NJ and HOUSTON, TX; July 22, 2012 — NRG Energy, Inc. (NYSE: NRG) and GenOn Energy, Inc. (NYSE: GEN) today announced they have signed a definitive agreement to combine the two companies in a stock-for-stock tax-free transaction, creating the largest competitive generator in the United States with a diverse fleet of approximately 47,000 megawatts (MW) with asset concentrations in the East, Gulf Coast and West and a combined enterprise value of $18 billion.

“This combination ushers in a new era of scale, scope, and market and fuel diversification in the competitive power industry,” said NRG President and CEO David Crane, who will continue his present positions with the combined company. “The greater depth and breadth gained through the combination with GenOn will put NRG in a uniquely strong position to fulfill the needs of American energy consumers in the 21st century.”

The transaction will enhance annual combined company EBITDA by $200 million by 2014 by realizing cost and operational efficiency synergies.  In addition, the transaction will enable the combined company to reduce its interest and liquidity costs, and realize other balance sheet efficiencies, in aggregate, of $100 million per year. As a result, total recurring FCF benefits generated by this transaction will be approximately $300 million per year.

“This combination will deliver immediate value to the shareholders of both companies who will benefit from the combined company’s merger synergies, balance sheet efficiencies, increased scale and additional geographic diversity,” said GenOn Chairman and CEO, Edward R. Muller, who will join the NRG Board of Directors as Vice Chairman. “NRG and GenOn are a great fit geographically and operationally and we look forward to working together to capture efficiencies from the scale associated with the transaction to deliver enhanced value to our investors.”

Strategic & Financial Benefits

•              Diversification and scale

The combined company, which will retain the name NRG Energy, will become the largest competitive power generation company in America with approximately 47,000 MW of fossil fuel, nuclear, solar and wind capacity across the merit order, situated almost entirely in the three premier competitive energy markets in the U.S. The combined fleet generates more than 104 terawatt-hours (TWh) of electricity annually.

•              Expected Synergies

Transaction benefits will result in at least $200 million per year in incremental EBITDA and, combined with $100 million of balance sheet efficiencies, will result in at least $300 million of additional FCF by 2014, the first full year of combined operations. The $200 million per year breaks down into $175 million per year in cost synergies, principally resulting from reduced G&A expenses, and $25 million per year of operational efficiency synergies under NRG’s FORNRG program. In addition, as a result of interest savings and reduced liquidity and collateral requirements, the combined company will realize an additional $100 million in reduced interest expense and collateral benefits. The transaction costs and total cash “cost to achieve” the synergies and other cash flow benefits will primarily be incurred during 2013 and are estimated at approximately $200 million.

•              Immediately and substantially accretive

The transaction will be immediately accretive on an EBITDA basis and substantially accretive in 2014, the first full year of operation, to both EBITDA and FCF before growth investments.

•              Enables expanded wholesale-retail model

An expanded core generation fleet will enable the combined company to duplicate in multiple core markets (principally in the East) NRG’s successful integrated wholesale-retail business model in ERCOT—the best business model across the price cycle, in an industry that is subject to commodity price volatility.

•              Dividend

This transaction will reinforce the ability to pay the 9 cents per share quarterly dividend (36 cents per share on an annual basis) previously announced by NRG for the benefit of both companies’ shareholders.

•              Balance sheet and credit metric enhancing

Balance sheets efficiencies will permit the combined company to reduce indebtedness by at least $1 billion and enhancements to corporate EBITDA and funds from operations (FFO) significantly improve key credit metrics, including:

	2014 NRG Standalone (1)	2014 NRG Pro Forma (1)
Corporate Debt/Corporate EBITDA	4.6x	4.1x
Corporate FFO/Corporate Debt	13.9%	16.4%

 (1) NRG metrics are based on midpoint of guidance and pro forma metrics reflects impact of transaction benefits.

•              Cleaner energy

The combined company will continue the work of NRG and GenOn in reducing emissions from their existing conventional fleets. NRG and GenOn combined have invested over $3 billion since 2000 to reduce emissions. This investment has helped NRG reduce SO2 emissions by 56% and NOx emissions by 64% below 2000 levels and GenOn reduce SO2 emissions by 90% and NOx emissions by 78% below 1990 levels.

In addition, the combined company will continue to grow NRG’s industry-leading portfolio of solar generating facilities, its eVgo electric vehicle charging network and its other clean energy products and services. In addition, all previously announced plant retirements and deactivations will be completed on schedule.

Financial Terms

GenOn shareholders will receive 0.1216 of a share of NRG common stock in exchange for each GenOn share of common stock. Based on NRG’s and GenOn’s closing share prices on July 20, the transaction represents a 20.6% premium to GenOn’s shareholders.

Following completion of the transaction, NRG shareholders will own 71% of the combined company and GenOn shareholders will own 29%.

Financial Summary

NRG is also announcing preliminary forward pro forma financial guidance for the combined company for 2013 and 2014. This includes:

	2013	2014
Adjusted EBITDA	$2,535-$2,735 million	$2,630-$2,830 million
Free Cash Flow *before investments	$825-$1,025 million	$845-$1,045 million

The above pro forma financial guidance includes updated guidance for GenOn as follows:

•              2013 adjusted EBITDA guidance raised from $669 million to $687 million

•              2014 adjusted EBITDA guidance provided of $730 million

Additionally, GenOn announced today that it is raising its full year guidance for 2012 adjusted EBITDA from $446 to $467 million.

Board Structure, Management and Headquarters

After closing, the Board of Directors will have 16 members with 12 members from the NRG Board and four joining from the GenOn Board. Howard Cosgrove will remain Chairman of the NRG Board and GenOn Chairman and CEO Edward R. Muller will join the NRG Board as Vice Chairman.

In addition to David Crane continuing to serve as Director, President and CEO, Kirk Andrews will remain as Chief Financial Officer and Mauricio Gutierrez will serve as Chief Operating Officer of the combined company. Anne Cleary of GenOn will become the Chief Integration Officer of NRG at closing.

John Ragan and Lee Davis, both currently of NRG, will act as Regional Presidents of the Gulf Coast and East regions, respectively, and John Chillemi of GenOn will become Regional President of the West region, at which time Tom Doyle will focus his efforts as President of NRG Solar.

The combined company will be dual headquartered, with financial and commercial headquarters in Princeton and operational headquarters in Houston.

76.           While the press release announcing the Proposed Transaction suggests that the premium provided under the Merger Agreement is generous, NRG’s offer of approximately $2.19 per share (based on the closing price of NRG stock on July 20, 2012 the last day before the deal was announced) does not adequately reflect GenOn’s true worth as a takeover candidate.

77.           As indicated in the Company’s recent financial results and in management’s recent comments, GenOn is positioned for long-term growth.  The inadequate consideration agreed to in the Proposed Transaction calls into question the effectiveness of the Individual

Defendants in securing a transaction that adequately captures the true value of the Company for its shareholders.

78.           Prior to the announcement of the Proposed Transaction, at least two analysts set the price target for GenOn stock at or above $4.00 per share.  Brandon Blossman, an analyst at Tudor Pickering & Co. set the price target at $4.50 per share.  On July 20, 2012, a few days before the deal’s announcement, Brian J. Russo, an analyst at Ladenburg Thalmann & Co., set GenOn’s stock price target at $4.00 per share.

79.           Moreover, despite agreeing to a stock-for-stock deal, the Board agreed to a fixed exchange ratio rather than negotiate a collar provision to protect GenOn shareholders in the event that NRG’s share price plummets or GenOn’s share price surges.

Defendants’ Deficient Disclosures

80.           On August 15, 2012, NRG filed a materially misleading Preliminary Proxy with the SEC in connection with the Proposed Transaction.  The Preliminary Proxy fails to provide the Company’s public shareholders with material information and/or provides them with materially misleading information, thereby rendering the shareholders unable to make an informed decision regarding whether or not to vote in support of the Proposed Transaction.

81.           Specifically, as discussed below, the Preliminary Proxy fails to disclose certain projections, key inputs and multiples relied upon and observed by the Company’s financial advisor, JP Morgan, and NRG’s financial advisors, Credit Suisse and Morgan Stanley, so that shareholders can properly assess the credibility of the various analyses performed by the advisors, particularly JP Morgan’s opinion, which was relied upon by the Board in recommending the Proposed Transaction.

JP Morgan’s Opinion

82.           With respect to JP Morgan’s Discounted Cash Flow (“DCF”) Analysis of GenOn, the Preliminary Proxy fails to disclose the following material facts:

(a)           Whether JP Morgan treated stock-based compensation as a cash or non-cash expense;

(b)           The individual implied present values of GenOn’s: (i) unlevered cash flows and terminal value, (ii) environmental capital expenditures for the years 2018 through 2021; (iii) out-of-the-money gas transportation contracts; (iv) potential net operating losses (“NOLs”) and other tax benefits; and (iv) operating leases;

(c)           JP Morgan’s basis for selecting the range of terminal value multiples of 7.5x to 8.5x to GenOn’s estimated terminal year Open EBITDAR, which value was used by JP Morgan to calculate the range of terminal values for GenOn; and

(d)           The inputs and assumptions used by JP Morgan to derive the range of discount rates of 8.5% to 9.5%.

83.           With respect to JP Morgan’s DCF Analysis of NRG’s “generation” business unit, the Preliminary Proxy fails to disclose the following material facts:

(a)           The range of implied present values of NRG’s generation business unit;

(b)           JP Morgan’s basis for selecting the range of terminal value multiples of 7.5x to 8.5x to NRG’s estimated terminal year Open EBITDAR, which was used by JP Morgan to calculate the range of terminal values for NRG’s generation business unit; and

(c)           The inputs and assumptions used by JP Morgan to derive the range of discount rates of 7.5% to 8.5% used to value NRG’s generation business unit.

84.           With respect to JP Morgan’s DCF Analysis of NRG’s “retail” business unit, the Preliminary Proxy fails to disclose the following material facts:

(a)           The range of implied present values of NRG’s retail business unit; and

(b)           JP Morgan’s basis for selecting the range of terminal value multiples of 5.5x to 6.5x to NRG’s estimated terminal year Open EBITDAR, which was used by JP Morgan to calculate the range of terminal values for NRG’s retail business unit; and

(c)           The inputs and assumptions used by JP Morgan to derive the range of discount rates of 8.75% to 10.25% used to value NRG’s retail business unit.

85.           With respect to JP Morgan’s DCF Analysis of NRG’s “solar” business unit, the Preliminary Proxy fails to disclose the following material facts:

(a)           The range of implied present values of NRG’s solar business unit;

(b)           The inputs and assumptions used by JP Morgan to derive the range of discount rates of 8.5% to 9.5% used to value NRG’s solar business unit.

86.           With respect to JP Morgan’s DCF Analysis of NRG’s consolidated business, the Preliminary Proxy fails to disclose the following material facts:

(a)           The net present value of NRG’s (i) estimated 2017 environmental capital expenditures; (ii) certain recoveries of capital expenditures from co-ops after 2016 net of taxes; and (iii) net operating loss carryforwards; and

(b)           Whether JP Morgan treated stock-based compensation in this Analysis as a cash or non-cash expense.

87.           With respect to the Other Factors considered by JP Morgan in its opinion to the Board, the Preliminary Proxy fails to disclose the following material facts:

(a)           The Enterprise Value / LTM Adjusted EBITDA multiples for each of the eight precedent transactions selected by JP Morgan in that analysis; and

(b)           The selected financial metrics and the specific contributions of value to the combined company that was considered by JP Morgan in its opinion.

88.           The Preliminary Proxy also fails to disclose the services JP Morgan or its affiliates is currently providing to each of the parties to the Proposed Transaction, or any of their respective affiliates, and the amount of the compensation received or expected to be received by JP Morgan for services rendered or being rendered.

89.           The Preliminary Proxy further fails to disclose the services rendered by JP Morgan or its affiliates to each of the parties to the Proposed Transaction, or any of their respective affiliates, in the two years prior to being retained by GenOn, and the compensation received or expected to be received by JP Morgan for the services rendered.

Credit Suisse’s Opinion

90.           With respect to Credit Suisse’s Selected Companies Analyses, the Preliminary Proxy fails to disclose the following material facts:

(a)           The following multiples for each of the comparable companies selected by Credit Suisse in the Analyses: (i) Enterprise Value / CY2012E EBITDA; (ii) Enterprise Value / CY2013E EBITDA; and (iii) Enterprise Value / CY2014E EBITDA;

(b)           The respective individual ranges of implied equity value per share from application of the multiples for years 2012, 2013 and 2014, derived by Credit Suisse for GenOn and NRG, respectively, with regard to its Analysis of each company; and

(c)           How, if at all, Credit Suisse accounted for the value of the NOLs of GenOn and NRG, respectively, in performing its Analysis of each company.

91.           With respect to Credit Suisse’s Selected Transactions Analysis, the Preliminary Proxy fails to disclose the following material facts:

(a)           The Enterprise Value / LTM EBITDA multiples for each of the comparable precedent transactions selected by Credit Suisse; and

(b)           How, if at all, Credit Suisse accounted for the value of the Company’s NOLs.

92.           With respect to Credit Suisse’s DCF Analysis of NRG, the Preliminary Proxy fails to disclose the following material facts:

(a)           The definition of unlevered free cash flow;

(b)           Whether Credit Suisse treated stock-based compensation as a cash or non-cash expense;

(c)           The individual implied present values of NRG’s: (i) unlevered cash flows and terminal value, (ii) net operating loss carryforwards and other tax benefits; and (iii) levered cash distributions and potential tax benefits that the Company’s solar business was forecasted to generate during fiscal years ending December 31, 2013, through December 31, 2044;

(d)           The inputs and assumptions used by Credit Suisse to derive the range of discount rates of 7.0% to 8.5%; and

(e)           The inputs and assumptions used by Credit Suisse to derive the range of discount rates of 14.0% to 16.0% used to value NRG’s solar business.

93.           With respect to Credit Suisse’s DCF Analysis of GenOn, the Preliminary Proxy fails to disclose the following material facts:

(a)           The definition of unlevered free cash flow;

(b)           Whether Credit Suisse treated stock-based compensation as a cash or non-cash expense;

(c)           The individual implied present values of GenOn’s: (i) unlevered cash flows and terminal value, (ii) environmental capital expenditures; (iii) potential NOLs and other tax benefits; and (iv) operating leases; and

(d)           The inputs and assumptions used by Credit Suisse to derive the range of discount rates of 8.5% to 9.5%.

94.           The Preliminary Proxy also fails to disclose the services Credit Suisse or its affiliates is currently providing to each of the parties to the Proposed Transaction, or any of their respective affiliates, and the amount of the compensation received or expected to be received by Credit Suisse for services rendered or being rendered.

95.           The Preliminary Proxy further fails to disclose the services rendered by Credit Suisse or its affiliates to each of the parties to the Proposed Transaction, or any of their respective affiliates, in the two years prior to being retained by NRG, and the compensation received or expected to be received by Credit Suisse for the services rendered.

Morgan Stanley’s Opinion

96.           With respect to Morgan Stanley’s Selected Public Companies Analyses, the Preliminary Proxy fails to disclose how, if at all, Morgan Stanley accounted for the value of GenOn’s and NRG’s respective NOLs in performing its Analysis of each company.

97.           With respect to Morgan Stanley’s Selected Precedent Transactions Analysis and Premiums Paid, the Preliminary Proxy fails to disclose the following material facts:

(a)           The following multiples for each of the comparable companies selected by Morgan Stanley: (i) Aggregate Value / FY+1 Adjusted EBITDA; and (ii) Aggregate Value / FY+2 Adjusted EBITDA;

(b)           Whether Morgan Stanley selected and applied multiples to GenOn’s calendar year 2014 estimated adjusted EBITDA; and

(c)           How, if at all, Morgan Stanley accounted for the value of the Company’s NOLs.

98.           With respect to Morgan Stanley’s DCF Analysis of NRG, the Preliminary Proxy fails to disclose the following material facts:

(a)           The definition of unlevered free cash flow;

(b)           Whether Morgan Stanley treated stock-based compensation i as a cash or non-cash expense;

(c)           The individual implied present values of NRG’s: (i) unlevered cash flows and terminal value, (ii) net operating loss carryforwards and other tax benefits; and (iii) levered cash distributions and potential tax benefits that the Company’s solar business;

(d)           The inputs and assumptions used by Morgan Stanley to derive the range of discount rates of 7.0% to 8.5%; and

(e)           The inputs and assumptions used by Morgan Stanley to derive the discount rate of 15.0% used to value NRG’s solar business.

99.           With respect to Morgan Stanley’s DCF Analysis of GenOn, the Preliminary Proxy fails to disclose the following material facts:

(a)           The definition of unlevered free cash flow;

(b)           Whether Morgan Stanley treated stock-based compensation as a cash or non-cash expense;

(c)           The individual implied present values of GenOn’s: (i) unlevered cash flows and terminal value, and (ii) net operating loss carryforwards and other tax benefits; and

(d)           The inputs and assumptions used by Morgan Stanley to derive the range of discount rates of 8.5% to 9.5%.

100.         The Preliminary Proxy also fails to disclose the services Morgan Stanley or its affiliates is currently providing to each of the parties to the Proposed Transaction, or any of their respective affiliates, and the amount of the compensation received or expected to be received by Morgan Stanley for services rendered or being rendered.

101.         The Preliminary Proxy further fails to disclose the services rendered by Morgan Stanley or its affiliates to each of the parties to the Proposed Transaction, or any of their respective affiliates, in the two years prior to being retained by NRG, and the compensation received or expected to be received by Morgan Stanley for the services rendered.

NRG Management’s Financial Forecasts

102.         With regard to the financial projections provided by NRG’s management to and relied upon by Credit Suisse and Morgan Stanley in connection with their respective analyses, the Preliminary Proxy fails to disclose the following material items for fiscal years 2013 through 2016 (unless otherwise indicated):

(a)           Revenue, on a consolidated basis, as well as for each of NRG’s three business units (generation, retail, and solar);

(b)           Adjusted EBITDA for each of NRG’s three business units;

(c)           EBIT (or D&A) for each of NRG’s three business units;

(d)           Taxes (or tax rate);

(e)           Stock-based compensation expense;

(f)            Changes in net working capital for each of NRG’s three business units;

(g)           Capital expenditures for each of NRG’s three business units;

(h)           Unlevered free cash flow for each of NRG’s three business units;

(i)            Environmental capital expenditures;

(j)            NOLs and other tax benefits; and

(k)           Levered cash distributions and potential tax benefits from the Company’s solar business (through 2044).

103.         With regard to the financial projections provided by NRG’s management to and adjusted by GenOn, and relied upon by GenOn’s financial advisor, JP Morgan, in connection with its analyses, the Preliminary Proxy fails to disclose the following material items for fiscal years 2013 through 2016 (unless otherwise indicated):

(a)           Revenue, on a consolidated basis, as well as for each of NRG’s three business units;

(b)           Adjusted EBITDA for each of NRG’s three business units;

(c)           EBIT (or D&A) for each of NRG’s three business units;

(d)           Taxes (or tax rate);

(e)           Stock-based compensation expense;

(f)            Changes in net working capital for each of NRG’s three business units;

(g)           Capital expenditures for each of NRG’s three business units;

(h)           Unlevered free cash flow for each of NRG’s three business units;

(i)            Environmental capital expenditures;

(j)            NOLs and other tax benefits; and

(k)           Levered cash distributions and potential tax benefits from the Company’s solar business (through 2044).

GenOn Management’s Financial Forecasts

104.         With regard to the financial projections provided by GenOn’s management to and relied upon by JP Morgan in connection with its analyses, the Preliminary Proxy fails to disclose the following material items for fiscal years 2013 through 2016:

(a)           Revenue;

(b)           EBIT (or D&A);

(c)           Stock-based compensation expense;

(d)           Changes in net working capital;

(e)           Unlevered free cash flow;

(f)            Environmental capital expenditures;

(g)           NOLs and other tax benefits;

(h)           Out-of-the-money gas transportation contracts; and

(i)            Operating leases.

105.         With regard to the financial projections provided by GenOn’s management to and adjusted by NRG, and relied upon by NRG’s advisors, Credit Suisse and Morgan Stanley, in connection with their respective analyses, the Preliminary Proxy fails to disclose the following material items for fiscal years 2013 through 2016:

(a)           Revenue;

(b)           EBIT (or D&A);

(c)           Stock-based compensation expense;

(d)           Changes in net working capital;

(e)           Unlevered free cash flow;

(f)            Environmental capital expenditures;

(g)           NOLs and other tax benefits;

(h)           Out-of-the-money gas transportation contracts; and

(i)            Operating leases.

The Sales Process and Other Deficient Disclosures

106.         The Preliminary Proxy fails to disclose the basis for the Board’s decision in March 2012 to focus on accomplishing a deal with NRG to the exclusion of all others because a business combination with NRG would be “the most realistic.” In addition, the Preliminary Proxy fails to disclose whether other potential buyers or strategic alternatives were considered by the Board prior to authorizing GenOn’s management and advisors to attempt to sell the Company exclusively to NRG.

107.         The Preliminary Proxy also fails to disclose the process under which the Board determined to retain JP Morgan as its financial advisor in connection with a potential sale of the Company and whether any other financial advisors were considered.

Coercive Nature of the Proposed Transaction

108.         The Individual Defendants have breached their fiduciary duties to the public shareholders by failing to protect newly formed GenOn and failing to protect the interests of the public shareholders from the coercive nature of the Proposed Transaction

109.         In addition to concerns regarding the consideration offered to GenOn shareholders in the Proposed Transaction, to the detriment of the Company’s shareholders, the terms of the

Merger Agreement substantially favor NRG, and work to unreasonably dissuade other bidders from stepping forward with superior alternative offers.

110.         The Merger Agreement includes a “Non-Solicitation” provision which impairs the ability of the GenOn Board to secure an offer that adequately captures the inherent value of the Company and adequately compensates GenOn shareholders for their ownership interest in the Company.  Specifically, section 6.4(a) of the Merger Agreement expressly prohibits GenOn and its representatives from, among other things, directly or indirectly: (i) soliciting, initiating, or taking any action to encourage or facilitate the making, submission or announcement of, any inquiry, discussion, request, offer or proposal that constitutes, or is reasonably likely to lead to an alternate acquisition proposal; (ii) furnishing any non-public information regarding the Company to any person in connection with, or in response to, or which would reasonably be expected to lead to an acquisition proposal; or (iii) engaging or participating in any discussions or negotiations with any third party with respect to any acquisition proposal; or (iv) entering into any letter of intent, term sheet, or agreement relating to an acquisition proposal.

111.         Moreover, even if the Company receives an unsolicited acquisition proposal, under Section 6.4(a) of the Merger Agreement, before it could respond by furnishing information or enter into discussions or negotiations with the competing bidder, the Company must first: (i) determine in good faith, after consultation with its outside legal counsel and its financial advisor that the proposal is reasonably likely to result in an acquisition proposal superior to the Proposed Transaction (“Superior Offer”); (ii) that failure to take such action would be inconsistent with the Board’s fiduciary duties; (iii) enter into a confidentiality agreement with the alternate bidder; and (iv) provide to NRG with notice that it made such a good faith determination.

112.         In addition, Section 6.4(b) requires the Company to notify NRG within 24 hours, in writing, of its receipt of: (i) any acquisition proposal; (ii) inquiry or request for information in connection with an acquisition proposal, or discussions; (iii) discussions or negotiations to be entered into by the Company in connection or response to an acquisition proposal.  Moreover, such notice must include the identity of the alternate bidder, a copy of the alternate proposal and related draft agreements, a summary of material oral communications or any orally communicated acquisition proposal, and the Company must update NRG within 24 hours of any changes to any financial or other material terms in connection with any alternate acquisition proposal.

113.         Defendants have also agreed to a termination fee, which may require GenOn to pay a fee of $60 million (the “Termination Fee”) to NRG in the event that, inter alia, GenOn accepts a superior competing proposal.

114.         In the event the Company receives an unsolicited Superior Proposal, Section 6.4(e) of the Merger Agreement prevents the Company’s Board from accepting the Superior Proposal and terminating the Proposed Transaction or changing its recommendation to Company stockholders concerning the Proposed Transaction, unless, inter alia, the Board: (i) determines in good faith (after consultation with the financial advisor) that the proposal constitutes a Superior Offer and (after consultation with outside counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company; (ii) provides NRG with at least four business days prior written notice of its intent to accept a Superior Offer and terminate the Proposed Transaction in order to allow NRG to renegotiate and make a counteroffer, and if any material revisions are made to the Superior Proposal during the four-day “Notice Period,” the Company must deliver a new written notice to NRG and allow it a three-day “Notice Period”; and (iv) pays the hefty Termination Fee to NRG.

GenOn Insiders Receive Special Benefits Not

Available to the Company’s Public Shareholders

115.         Each of the Individual Defendants and the Company’s executive officers are conflicted and in breach of their fiduciary duties, because they will receive benefits from the Proposed Transaction not available to Plaintiff and other public shareholders of GenOn.

116.         First, section 4.3 of the Merger Agreement provides for “accelerated vesting” and an opportunity to cash out of all Company options and equity awards — i.e., all options and RSUs held by directors and officers (except for those granted in 2012) will fully vest upon the consummation of the Proposed Transaction. Thus, the Individual Defendants will receive compensation for restricted securities that would otherwise be unmarketable.

117.         For example, according to the Preliminary Proxy, as a result of the accelerated vesting of options and RSUs solely by reason of the closing of the Proposed Transaction, Defendant Muller is expected to receive approximately $1.4 million in value for these otherwise unvested options and RSUs based upon the value of NRG stock being equaled to $19.33 per share (however, these interests will likely be valued much higher as NRG stock has consistently been trading above $20.00 per share since August 10, 2012 — hitting a recent post-deal announcement high of $22.92 per share on August 21, 2012).

118.         As reflected supra, as part of the Proposed Transaction, Defendants agreed that Muller and three other Individual Defendants will join the NRG Board after consummation of the Proposed Transaction.  Moreover, Cleary, currently GenOn’s Senior Vice Present of Asset Management is expected to join the post-merger NRG as its Chief Integration Officer, and

Gaudette, currently GenOn’s Senior Vice President and Chief Commercial Officer is expected to join the post-merger NRG as its Senior Vice President, Product Development and Origination.

119.       Furthermore, upon the consummation of the Proposed Transaction, the executive officers of the Company will likely receive millions of dollars in change-in-control and golden parachute payments.  Notably, notwithstanding his expected appointment as the Vice Chairman of the post-merger NRG, Muller may receive over $15 million in “golden parachute” compensation, including the value of his unvested options and RSUs that would be subject to accelerated vesting upon qualifying termination of his employment within two years following the consummation of the Proposed Transaction.  Notably, Muller’s Double-Trigger Accelerated Interests as valued at approximately $2.4 million according to the Preliminary Proxy is based upon the assumption that, at the time of conversion, the value of NRG stock will equal $19.33 per share, but the value of these interests is likely to be much higher in light of the recent trading price of NRG stock.

120.       Finally, pursuant to section 6.11 of the Merger Agreement, NRG must indemnify the Company’s directors, officers, employees, among others, for a period of six years following the close of the Proposed Transaction for all liabilities or claims related to their service or employment with GenOn prior to the closing of the Proposed Transaction. The Merger Agreement requires NRG to obtain a single premium directors’ and officers’ liability insurance policy (“D&O Insurance”), or “tail policy,” offering coverage at least as favorable as the Company’s existing D&O Insurance.

FIRST CAUSE OF ACTION

Violation of Section 14(a) of the Exchange Act and

Rule 14a-9 Promulgated Thereunder

(Brought Individually Against the Individual Defendants)

121.       Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

122.       Plaintiff brings this claim individually and not on behalf of the Class.

123.       Defendants have issued the Preliminary Proxy with the intention of soliciting shareholder support of the Proposed Transaction.

124.       Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act provides that a proxy statement shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. §240.14a-9.

125.       Specifically, the Preliminary Proxy violates Section 14(a) and Rule 14a-9 because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants should have known that the Preliminary Proxy is materially misleading and omits material facts that are necessary to render them non-misleading.

126.       The misrepresentations and omissions in the Proxy are material to Plaintiff, and Plaintiff will be deprived of his entitlement to cast a fully informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction.

SECOND CAUSE OF ACTION

Violation of Section 20(a) of the Exchange Act

(Brought Individually Against the Individual Defendants)

127.         Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

128.         Plaintiff brings this claim individually and not on behalf of the Class.

129.         The Individual Defendants acted as controlling persons of GenOn within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of GenOn, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Preliminary Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading.

130.         Each of the Individual Defendants was provided with or had unlimited access to copies of the Preliminary Proxy and other statements alleged by Plaintiffs to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

131.         In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. In addition, as the Preliminary Proxy sets forth at length, and as described herein, the Individual Defendants were all involved in negotiating, reviewing and approving the Proposed Transaction. The Preliminary Proxy purports to describe the various issues and information that they reviewed and considered, descriptions which must have had input from the Individual Defendants. The Preliminary Proxy at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of this document.

132.         By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

133.         As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Individual Defendants’ conduct, GenOn and its shareholders will be irreparably harmed.

THIRD CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

134.         Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

135.         Plaintiff brings this claim on behalf of himself and the Class.

136.         By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in GenOn.

137.         By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties by contractually preventing themselves from obtaining higher offers from other interested buyers and attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in GenOn.

138.         By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the Class.

139.         As demonstrated by the allegations above, the Individual Defendants have breached their duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of GenOn because, among other reasons, they have failed to take steps to maximize the value of GenOn and act in the best interests of its public shareholders and/or are attempting to improperly put their personal interests ahead of the interests of GenOn shareholders.

140.         As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they will not receive their fair portion of the value of GenOn’s assets and businesses and will be prevented from obtaining fair value for their investment.

141.         The Individual Defendants have capitulated to NRG’s self-serving importuning and are not acting in good faith toward Plaintiff and the other members of the Class. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, to the irreparable harm of the members of the Class.

142.         Plaintiff and the other Class members have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

FOURTH CAUSE OF ACTION

Claim for Breach of Candor Against the Individual Defendants

143.         Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

144.         Plaintiff brings this claim on behalf of himself and the Class.

145.         The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting GenOn’s shareholders.

146.         As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

147.         As a result, Plaintiff and the other Class members are being irreparably harmed.

148.         Plaintiff and the other Class members have no adequate remedy at law.

FIFTH CAUSE OF ACTION

Claim for Aiding and Abetting Against All Defendants

149.         Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

150.         Plaintiff brings this claim on behalf of himself and the Class.

151.         Defendants have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to GenOn’s public shareholders, and have participated in such breaches of fiduciary duties.

152.         Defendants have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Defendants rendered substantial assistance in order to effectuate the Merger Agreement in breach of the Individual Defendants’ fiduciary duties.

153.         Plaintiff and the other Class members have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.            Declaring this action to be a proper class action and certifying Plaintiff as Class representative and Plaintiff’s counsel as Class counsel;

B.            Declaring that the Preliminary Proxy is materially misleading and contains omissions of material fact in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder;

C.            Declaring that Defendants have breached their fiduciary duties, or aided and abetted such breach, to Plaintiff and the Class;

D.            Declaring that the Merger Agreement and Proposed Transaction were entered in breach of Defendants’ fiduciary duties and is therefore unlawful and unenforceable;

E.             Preliminarily and permanently enjoining Defendants and all those acting in concert with them from consummating the Proposed Transaction unless the Company makes full and necessary disclosure to GenOn public shareholders and until such time, as any, that the Individual Defendants have adequately undertaken all appropriate and available methods to maximize shareholder value;

F.             In the event that the Proposed Transaction is consummated, rescinding it or awarding actual and punitive damages to Plaintiff and the Class;

G.            Awarding Plaintiff his fees and expenses in connection with this litigation, including reasonable attorneys’ and experts’ fees and expenses;

H.            Granting a trial by jury on all claims; and

I.              Granting such other and further relief as the Court deems just and proper.

Dated: September 5, 2012.

Respectfully submitted,

/s/ Thomas E. Bilek
Thomas E. Bilek
State Bar No. 02313525 / SDTX Bar No. 9338
THE BILEK LAW FIRM, L.L.P.
808 Travis, Suite 802
Houston, TX 77002
(713) 227-7720
FAX (713) 227-9404

Attorneys for Plaintiff

OF COUNSEL:

Joseph H. Weiss*

Julia J. Sun*

Joshua M. Rubin*

WEISS LAW L.L.P.

1500 Broadway, 16th Floor

New York, NY 10036

Tel: (212) 682-3025

Fax: (212) 682-3010

*Pro Hac Vice admission to be sought.

CERTIFICATE OF SERVICE

I certify that a true and correct copy of the foregoing was filed via the Live District CM/ECF System on September 5, 2012, which caused an electronic copy of same to be served automatically upon counsel of record.

/s/ Thomas E. Bilek
Thomas E. Bilek